SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR -5 2014
DIVISION OF TRADING & MARKETS

SECUR 14045176 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-00422

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Credit Suisse Securities (USA) LLC ~~and Subsidiaries~~

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Madison Avenue
(No. and Street)

New York	NY	10010-3629
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul O'Keefe — (212) 538-3501
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul O'Keefe, affirm that, to the best of my knowledge and belief the accompanying consolidated financial statements and supporting schedules pertaining to the firm of Credit Suisse Securities (USA) LLC and Subsidiaries, as of December 31, 2013, are true and correct. I further affirm that neither the Company nor any director or principal officer has any proprietary interest in any account classified solely as that of a customer.

Paul O'Keefe
Managing Director

Subscribed and sworn to before me
This 28th day of February 2014

Joan A. Albert
Notary Public

JOAN A. ALBERT
Notary Public, State of New York
Reg. No. 01AL6222641
Certificate Filed in New York County
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KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

Member of
Credit Suisse Securities (USA) LLC and Subsidiaries:

We have audited the accompanying consolidated statement of financial condition of Credit Suisse Securities (USA) LLC and Subsidiaries (a wholly-owned subsidiary of Credit Suisse (USA), Inc.) as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act, and the related notes to the consolidated statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of Credit Suisse Securities (USA) LLC and Subsidiaries as of December 31, 2013, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2014

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Index to Consolidated Statement of Financial Condition

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Consolidated Statement of Financial Condition
December 31, 2013
(In millions)

ASSETS

Cash and cash equivalents	$ 1,622
Collateralized short-term financings, of which $71,708 is reported at fair value:	
Securities purchased under agreements to resell	56,928
Securities borrowed	88,107
Securities received as collateral (all of which was encumbered)	26,385
Financial instruments owned, at fair value (of which $10,949 was encumbered):	
Debt instruments	54,043
Equity instruments	12,249
Derivative contracts	941
Receivables:	
Customers	16,904
Brokers, dealers and others	11,818
Net deferred tax asset	442
Capitalized software and office facilities at cost (net of accumulated depreciation and amortization of $1,570)	911
Goodwill	520
Other assets and deferred amounts, of which $2,094 is reported at fair value and is from consolidated VIEs	5,059
Total assets	$ 275,929

See accompanying notes to consolidated statement of financial condition.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Consolidated Statement of Financial Condition
December 31, 2013
(In millions)

LIABILITIES AND MEMBER'S EQUITY

Short-term borrowings	$ 26,589
Collateralized short-term financings, of which $77,278 is reported at fair value:	
Securities sold under agreements to repurchase	82,479
Securities loaned	34,871
Obligation to return securities received as collateral, at fair value	26,385
Financial instruments sold not yet purchased, at fair value:	
Debt instruments	9,204
Equity instruments	2,065
Derivative contracts	622
Payables:	
Customers	59,684
Brokers, dealers and others	2,905
Accounts payable and accrued expenses	1,943
Subordinated and other long-term borrowings, of which $989 is reported at fair value and is from consolidated VIEs	11,763
Other liabilities, of which $621 reported at fair value	4,973
Total liabilities	263,483
Member's equity:	
Member's contributions	11,920
Accumulated earnings	675
Accumulated other comprehensive loss	(149)
Total member's equity	12,446
Total liabilities and member's equity	$ 275,929

See accompanying notes to consolidated statement of financial condition.

1. Organization and Summary of Significant Accounting Policies

The Company

Credit Suisse Securities (USA) LLC and Subsidiaries (the "Company") is a wholly owned subsidiary of Credit Suisse (USA), Inc. (the "Parent Company" or "CS USA") and an indirect wholly owned subsidiary of Credit Suisse Holdings (USA), Inc. ("CS Holdings"), whose ultimate parent is Credit Suisse Group AG ("CSG").

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiary, Special Situations Holdings, Inc. – Westbridge, as well as, all Variable Interest Entities ("VIEs") where the Company is the primary beneficiary. See Note 5 for more information regarding the Company's consolidation of VIEs.

The Company, as a U.S. registered broker-dealer, provides a variety of capital raising, market making, advisory and brokerage services for governments, financial institutions, high-net-worth individuals and corporate clients and affiliates. It is also a primary dealer in U.S. government securities and an underwriter, placement agent and dealer for money market instruments, commercial paper, mortgage and other asset-backed securities, as well as a range of debt, equity and other convertible securities of corporations and other issuers.

The accompanying consolidated statement of financial condition has been prepared from the separate records maintained by the Company and may not necessarily be indicative of the financial condition that would have existed if the Company had been operated as an unaffiliated entity.

Significant Accounting Policies

Basis of financial information. To prepare the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), management must make estimates and assumptions, including but not limited to, the fair value measurements of certain financial assets and liabilities, the evaluation of variable interest entities, recognition of deferred tax assets, pension liabilities, as well as various contingencies. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated statement of financial condition. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially from these estimates. All material intercompany balances and transactions have been eliminated.

Certain reclassifications have been made to conform to the current presentation.

Cash and cash equivalents. Cash and cash equivalents include all demand deposits held in banks, including demand deposits held at affiliate branches, and certain highly liquid investments with original maturities of 90 days or less, other than those held for sale in the ordinary course of business.

1. Organization and Summary of Significant Accounting Policies (Continued)

Collateralized short-term financings. The Company enters into transactions involving securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("resale agreements") and securities borrowed and securities loaned transactions as part of the Company's matched-book activities to accommodate clients, finance the Company's trading inventory, obtain securities for settlement and earn interest spreads. Repurchase and resale agreements and securities loaned and securities borrowed transactions are accounted for as financing transactions.

Certain repurchase agreements and resale agreements that primarily represent matched-book activities are carried at fair value. The remaining repurchase agreements and resale agreements are carried at contract amounts that reflect the amounts at which the securities will be subsequently repurchased or resold. Interest on repurchase and resale agreements is accrued and is included in the consolidated statement of financial condition in receivables from and payables to brokers, dealers and others. The Company takes possession of the securities purchased under resale agreements and obtains additional collateral when the market value falls below the contract value. The Company nets certain repurchase agreements and resale agreements with the same counterparty in the consolidated statement of financial condition when all of the criteria under US GAAP have been met.

Certain securities loaned and securities borrowed transactions that represent matched-book activities are carried at fair value. The remaining securities borrowed and securities loaned that are cash-collateralized are included in the consolidated statement of financial condition at amounts equal to the cash advanced or received. If securities received in a securities lending transaction as collateral may be sold or repledged, they are recorded at the fair value of the collateral received as securities received as collateral in the consolidated statement of financial condition and a corresponding obligation to return the security is recorded. For securities borrowing and lending transactions, the Company deposits or receives cash or securities collateral in an amount generally in excess of the market value of securities borrowed or lent. The Company monitors the fair value of securities borrowed and loaned on a daily basis with additional collateral obtained as necessary.

Fair value of financial instruments. Substantially all of the Company's financial instruments are carried at fair value. See Note 2 for more information.

Derivative contracts. All derivative contracts are carried at fair value. The fair value amounts associated with derivative instruments are reported net by counterparty across products, provided a legally enforceable master netting agreement exists and such provisions are stated in the master netting agreement. The fair value amounts recognized for derivative instruments as well as the fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral, are reported net.

Receivables from customers/Payables to customers. Receivables from and payables to customers include amounts due on regular way securities transactions, margin transactions and commodities futures. Securities owned by customers, including those that collateralize margin or similar transactions are not reflected in the consolidated statement of financial condition.

1. Organization and Summary of Significant Accounting Policies (Continued)

Receivables from brokers, dealers and others/Payables to brokers, dealers and others. Receivables from brokers, dealers and others include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver"), omnibus receivables, receivables from clearing organizations, other non-customer receivables, and amounts related to futures contracts. Payables to brokers, dealers and others include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"), payables to clearing organizations, amounts related to futures contracts, and other non-customer payables. In addition, the net receivable or payable arising from unsettled regular-way trades is included in receivables from brokers, dealers and others or payables to brokers, dealers and others.

Capitalized software and office facilities. Office facilities are carried at cost and are depreciated on a straight-line basis over their estimated useful life of three to seven years. Leasehold improvements are amortized over the lesser of the useful life of the improvement or term of the lease. The Company capitalizes costs relating to the acquisition, installation and development of software with a measurable economic benefit, but only if such costs are identifiable and can be reliably measured. At December 31, 2013, capitalized software (net of depreciation) was $578 million.

Goodwill and identifiable intangible assets. Goodwill represents the amount by which the purchase price exceeds the fair value of the net tangible and intangible assets of an acquired company on the date of acquisition. Goodwill and indefinite-lived intangible assets are reviewed annually for impairment. Intangible assets that do not have indefinite lives, principally client relationships, are amortized over their useful lives and reviewed for impairment. Intangible assets are included in other assets and deferred amounts in the consolidated statement of financial condition. Based on the results of the Company's year-end annual review, it was determined that no impairment charge was required. See Note 8 for more information.

Consolidation of VIEs. The Company consolidates VIEs for which it has both the power to direct the activities that most significantly affect the economics of the VIE and has potentially significant benefits or losses in the VIE. See Note 5 for more information.

Securitization. The Company securitizes primarily residential mortgage-backed securities ("RMBS") and commercial mortgage-backed securities ("CMBS"). Before recording a securitization as a sale, the Company must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Company and/or if the Company's continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral. The Company may retain interests in these securitized assets in connection with its underwriting and market-making activities. Retained interests in securitized financial assets are included at fair value in financial instruments owned in the consolidated statement of financial condition. The fair values of retained interests are determined using either prices of comparable securities observed in the market or the present value of estimated future cash flow valuation techniques that incorporate assumptions that market participants customarily use in their estimates of values including prepayment speeds, credit losses and discount rates. See Note 5 for more information.

1. Organization and Summary of Significant Accounting Policies (Continued)

Projected benefit obligation. The calculation of the liability associated with the defined benefit pension plans requires an extensive use of assumptions, which include the discount rate, expected return on plan assets and rate of future compensation increases as determined by the Company. The Company determines these assumptions based upon currently available market and industry data and historical performance of the plans. The Company also consults with an independent actuarial firm to assist in selecting appropriate assumptions and valuing its related liabilities. The actuarial assumptions used by us may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of the participants.

The Company uses the projected unit credit actuarial method to determine the present value of is projected benefit obligations ("PBO") and the current and past service costs or credits related to its defined benefit and other postretirement benefit plans. Certain key assumptions are used in performing the actuarial valuations. These assumptions must be made concerning the future events that will determine the amount and timing of the benefit payments and thus require significant judgment and estimates by management. Among others, assumptions have to be made with regard to discount rates, expected return on plan assets and salary increases.

Income taxes. The Company is included in the consolidated federal income tax return filed by CS Holdings and certain state and local income tax returns filed by CS Holdings and CS USA. CS Holdings allocates federal income taxes to its subsidiaries on a separate return basis and any state and local income taxes on a pro rata basis, pursuant to a tax sharing arrangement.

The Company uses the asset and liability method in providing for income taxes which requires that deferred income taxes be recorded and adjusted for the future tax consequences of events that have been recognized in the consolidated statement of financial condition or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. The state and local deferred tax asset represents the net deferred tax asset in the consolidated statement of financial condition. The federal deferred tax asset is included in other liabilities in the consolidated statement of financial condition. See Note 17 for more information.

The Company uses a two-step approach in recognizing and measuring its uncertain tax benefits whereby it is first determined if the tax position is more likely than not to be sustained under examination. If the tax position meets the more likely than not threshold, the position is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. For more information on the Company's accounting for uncertainty in income taxes, see Note 17.

1. Organization and Summary of Significant Accounting Policies (Continued)

RECENTLY ADOPTED ACCOUNTING STANDARDS

ASC Topic 210 – Balance Sheet

In December 2011, the FASB issued ASU 2011-11, "Disclosures about Offsetting Assets and Liabilities" ("ASU 2011-11"), an update to ASC Topic 210 – Balance Sheet. In January 2013, the FASB issued ASU 2013-01, "Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities" ("ASU 2013-01"), an update to ASC Topic 210 – Balance Sheet. ASU 2013-01 clarifies the scope of ASU 2011-11. ASU 2011-11, as clarified, requires enhanced disclosures about and derivative financial instruments, including embedded derivatives, repurchase agreements and reverse repurchase agreements and securities borrowing and securities lending transactions that are either (i) offset in accordance with section 210-20-45 or section 815-10-45 or (ii) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either section 210-20-45 or section 815-10-45. The disclosures will enable users to evaluate the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments in scope of this update. ASU 2013-01 and ASU 2011-11 are effective for interim and annual reporting periods beginning on or after January 1, 2013. The adoption of ASU 2013-01 and ASU 2011-11 on January 1, 2013 did not have an impact on the Company's consolidated statement of financial condition. See Note 7 for more information.

2. Fair Value of Financial Instruments

Fair Value Measurement

The fair value of the majority of the Company's assets and liabilities is based on quoted prices in active markets or observable inputs. These instruments include U.S. government and agency securities, commercial paper, certain corporate debt securities, exchange traded and certain over-the-counter ("OTC") derivative instruments, certain mortgage-backed and asset-backed securities, resale agreements and securities borrowed transactions, repurchase agreements and securities loaned transactions and listed equity securities.

In addition, the Company holds financial instruments for which no prices are available, and/or which have little or no observable inputs. For these instruments, the determination of fair value requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These instruments include certain corporate debt securities, distressed debt securities, certain equity securities, certain other collateralized debt obligations, certain OTC derivatives, certain mortgage-backed and certain asset-backed securities. Valuation techniques for certain of these instruments are described more fully below.

Deterioration of the financial markets could significantly impact the fair value of these financial instruments and the Company's consolidated statement of financial condition.

2. Fair Value of Financial Instruments (Continued)

The fair value of financial assets and liabilities is impacted by factors such as benchmark interest rates, prices of financial instruments issued by third parties and index prices or rates. In addition, valuation adjustments are an integral part of the valuation process when market prices are not indicative of the credit quality of a counterparty, and are applied to debt instruments. The impact of changes in a counterparty's credit spreads (known as credit valuation adjustments) is considered when measuring the fair value of assets and the impact of changes in the Company's own credit spreads (known as debit valuation adjustments) is considered when measuring the fair value of its liabilities. The adjustments also take into account contractual factors designed to reduce the Company's credit exposure to a counterparty, such as collateral held and master netting agreements.

Fair Value Hierarchy

The levels of the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly; (c) inputs other than quoted prices that are observable for the asset or liability or (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Company's own data. The Company's own data used to develop unobservable inputs are adjusted if information indicates that market participants would use different assumptions.

2. Fair Value of Financial Instruments (Continued)

Quantitative Disclosures of Fair Values

The following is a tabular presentation of fair value of assets and liabilities for instruments measured at fair value on a recurring basis.

Fair value of assets and liabilities

December 31, 2013	Quoted prices in active markets for identical assets or liabilities (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)	Total at fair value
Assets		(In millions)		
Resale agreements and securities borrowed transactions	$ -	$ 71,708	$ -	$ 71,708
Securities received as collateral	25,104	1,270	11	26,385
Cash instruments:				
Debt instruments:				
US government	14,082	-	-	14,082
Commercial mortgage-backed securities (CMBS)	-	5,906	332	6,238
Corporates	-	4,315	117	4,432
Foreign government	65	-	-	65
Other collateralized debt obligations (CDO)	-	2,479	307	2,786
Residential mortgage-backed securities (RMBS)	-	25,934	463	26,397
Other debt instruments	-	4	39	43
Total debt instruments	14,147	38,638	1,258	54,043
Equity instruments	11,331	541	377	12,249
Total cash instruments	25,478	39,179	1,635	66,292
Derivative contracts:				
Interest rate products	943	36	19	998
Foreign exchange products	-	34	-	34
Equity/index-related products	333	32	44	409
Netting(1)				(500)
Total derivative contracts	1,276	102	63	941
Other assets	-	1,722	372	2,094
Total assets at fair value	$ 51,858	$ 113,981	$ 2,081	$ 167,420

(1) Derivative contracts are reported on a gross basis by level. The impact of netting represents an adjustment related to counterparty netting.

2. Fair Value of Financial Instruments (Continued)

December 31, 2013	Quoted prices in active markets for identical assets or liabilities (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)	Total at fair value
		(In millions)		
Liabilities				
Repurchase agreements and securities loaned transactions	$ -	$ 77,278	$ -	$ 77,278
Obligation to return securities received as collateral	25,104	1,270	11	26,385
Cash instruments:				
Debt instruments:				
US government	6,618	-	-	6,618
Commercial mortgage-backed securities (CMBS)	-	502	-	502
Corporates	-	2,013	-	2,013
Foreign government	64	7	-	71
Total debt instruments	6,682	2,522	-	9,204
Equity instruments	1,982	83	-	2,065
Total cash instruments	8,664	2,605	-	11,269
Derivative contracts:				
Interest rate products	940	47	29	1,016
Foreign exchange products	-	35	-	35
Equity/index-related products	48	20	13	81
Netting(1)				(510)
Total derivative contracts	988	102	42	622
Subordinated and other long-term borrowings	-	651	338	989
Other liabilities	-	31	590	621
Total liabilities at fair value	$ 34,756	$ 81,937	$ 981	$ 117,164

(1) Derivative contracts are reported on a gross basis by level. The impact of netting represents an adjustment related to counterparty and cash collateral netting.

2. Fair Value of Financial Instruments (Continued)

Transfers between Level 1 and Level 2

Year ended December 31, 2013	Transfers out of level 1 to level 2	Transfers to level 1 out of level 2
	(In millions)	
Assets		
Debt instruments	$ 1	$ -
Equity instruments	19	5
Derivative contracts (1)	-	121
Total assets at fair value	$ 20	$ 126
Liabilities		
Equity instruments	$ -	$ 44
Derivative contracts	5	-
Total liabilities at fair value	$ 5	$ 44

(1) Transfers to level 1 out of level 2 relate to equity/index-related derivative instruments where the Company was able to obtain exchange traded quotes for the pricing inputs as the derivatives moved closer to maturity during the year ended December 31, 2013.

All transfers between level 1 and level 2 are reported through the last day of the reporting period.

2. Fair Value of Financial Instruments (Continued)

Qualitative Disclosures of Valuation Techniques

CSG has implemented and maintains a valuation control framework, which is supported by policies and procedures that define the principles for controlling the valuation of the Company's financial instruments. Product Control and Risk Management create, review and approve significant valuation policies and procedures. The framework includes three main internal processes (i) valuation governance; (ii) independent price verification and significant unobservable inputs review; and (iii) a cross-functional pricing model review. Through this framework, the Company concludes on the reasonableness of the fair value of its financial instruments.

On a monthly basis, meetings are held for each business line with senior representatives of the Front Office and Product Control to discuss independent price verification results, valuation adjustments, and other significant valuation issues. On a quarterly basis, a review of significant changes in the fair value of financial instruments is undertaken by Product Control and conclusions are reached regarding the reasonableness of those changes. Additionally, on a quarterly basis, meetings are held for each business line with senior representatives of the Front Office, Product Control, Risk Management, and Financial Accounting to discuss independent price verification results, valuation issues, business and market updates, as well as a review of significant changes in fair value from the prior quarter, significant unobservable inputs and prices used in valuation techniques, and valuation adjustments.

The results of these meetings are aggregated for presentation to CSG's Valuation and Risk Management Committee ("VARMC") and the Audit Committee. The VARMC, which is comprised of Executive Board members of CSG and the heads of the business and control functions, meets to review and ratify valuation review conclusions, and to resolve significant valuation issues for the Company. Oversight of the valuation control framework is through specific and regular reporting on valuation directly to the CSG's Executive Board through the VARMC.

One of the key components of the governance process is the segregation of duties between Front Office and Product Control, wherein Front Office is responsible for the measuring of inventory at fair value on a daily basis, while Product Control is responsible for independently reviewing and validating those valuations on a periodic basis. Front Office values the inventory using, wherever possible, observable market data which may include executed transactions, dealer quotes, or broker quotes for the same or similar instruments. Product Control values this inventory using independently sourced data that also includes executed transactions, dealer quotes, and broker quotes.

Product Control utilizes independent pricing service data as part of their review process. Independent pricing service data is analyzed to ensure that it is representative of fair value including validation of the data back to executed transactions or executable broker quotes, review of contributors to ensure they are active market participants, and review of statistical data to ensure it is sufficiently consistent and utilizes pricing challenges. The analysis also includes understanding the sources of the pricing service data and any models or assumptions used in determining the results. The purpose of the review is to judge the quality and reliability of the data for fair value measurement purposes and its appropriate level of usage within the Product Control independent valuation review.

2. Fair Value of Financial Instruments (Continued)

For certain financial instruments the fair value is estimated in full or in part using valuation techniques based on assumptions that are not supported by market observable prices, rates, or other inputs. In addition, there may be uncertainty about a valuation, which results from the choice of valuation technique or model used, the assumptions embedded in those models, the extent to which inputs are not market observable, or as a consequence of other elements affecting the valuation technique or model. Model calibration is performed when significant new market information becomes available or at a minimum on a quarterly basis as part of the business review of significant unobservable inputs for level 3 instruments. For models that have been deemed to be significant to the overall fair value of the financial instrument, model validation is performed as part of the periodic review of the related model.

CSG performs a sensitivity analysis of its significant level 3 financial instruments. This sensitivity analysis estimates a fair value range by changing the related significant unobservable inputs value. This sensitivity analysis is an internal mechanism to monitor the impact of reasonable alternative inputs or prices for level 3 financial instruments. Where a model-based technique is used to determine the fair value of the level 3 financial instrument, an alternative input value is utilized to derive an estimated fair value range. Where a price-based technique is used to determine the fair value of the level 3 financial instruments, Front Office professional judgment is used to estimate a fair value range.

For level 3 assets and liabilities with a significant unobservable input of prepayment rate, earnings before income tax, depreciation and amortization ("EBITDA") multiple, and price, in general, an increase in the significant unobservable input would increase the fair value. For level 3 assets with a significant unobservable input of default rate, discount rate, loss severity, and capitalization rate, in general, an increase in the significant unobservable input would decrease the fair value. An increase in the related significant unobservable input for level 3 liabilities would have the inverse impact on fair value.

There are no material interrelationships between the significant unobservable inputs for the financial instruments. As the significant unobservable inputs move independently, generally an increase or decrease in one significant unobservable input will have no impact on the other significant unobservable inputs.

The following information on the various financial instruments should be read in conjunction with the quantitative disclosures of valuation techniques table.

Repurchase agreement and resale agreement transactions and securities borrowed and securities loaned

Securities purchased under resale agreements and securities sold under repurchase agreements are measured at fair value using discounted cash flow analysis. Future cash flows are discounted using observable market interest rate repurchase/resale curves for the applicable maturity and underlying collateral of the instruments. As such, both securities purchased under resale agreements and securities sold under repurchase agreements are included in level 2 of the fair value hierarchy.

Securities purchased under resale agreements are usually fully collateralized or over collateralized by government securities, money market instruments, corporate bonds, or other debt instruments. In the event of counterparty default, the collateral service agreement provides the Company with the right to liquidate the collateral held.

2. Fair Value of Financial Instruments (Continued)

Cash instruments

The Company's cash instruments consist of interest-bearing securities and equity securities. Interest-bearing securities include debt securities, residential and commercial mortgage-backed and other collateralized debt obligations ("CDO"). Equity securities include common equity shares, preferred equity shares and convertible bonds.

Debt instruments

Corporates

Corporate bonds are priced to reflect current market levels either through recent market transactions or broker or dealer quotes. Where a market price for the particular security is not directly available, valuations are obtained based on yields reflected by other instruments in the specific or similar entity's capital structure and adjusting for differences in seniority and maturity, benchmarking to a comparable security where market data is available (taking into consideration differences in credit, liquidity and maturity), or through the application of cash flow modeling techniques utilizing observable inputs, such as current interest rate curves and observable CDS spreads. The significant unobservable input is market comparable price.

CMBS, RMBS and other CDO securities

Fair values of RMBS, CMBS and other CDO may be available through quoted prices, which are often based on the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Fair values of RMBS, CMBS and other CDO for which there are no significant observable inputs are valued using price that is derived. Price may not be observable for fair value measurement purposes for many reasons, such as the length of time since the last executed transaction for the related security, usage of a price from a similar but not exact instrument, or usage of a price from an indicative quote. Fair values determined by price may include discounted cash flow models using the inputs prepayment rates, default rates, loss severity and discount rates.

For most structured debt securities, determination of fair value requires subjective assessment depending on liquidity, ownership concentration, and the current economic and competitive environment. Valuation is determined based on management's own assumptions about how market participants would price the asset. Collateralized debt, bonds and loan obligations are split into various structured tranches, and each tranche is valued based upon its individual rating and the underlying collateral supporting the structure. Values are derived by using valuation models based on either prices of comparable securities observed in the market or discounted cash flows.

Equity instruments

The majority of the Company's positions in equity securities are traded on public stock exchanges, for which quoted prices are readily and regularly available. Fair values of preferred shares are determined by their yield and the subordination relative to the issuer's other credit obligations. Convertible bonds are generally valued using observable pricing sources. For a small number of convertible bonds no observable prices are available and valuation is determined using models, for which the key inputs include stock price, dividend rates, credit spreads, prepayment rates, discount rates, EBITDA multiples and equity market volatility.

2. Fair Value of Financial Instruments (Continued)

Derivatives contracts

Derivatives held for trading purposes or used in hedge accounting relationships, including energy and commodity derivatives, include both OTC and exchange-traded derivatives. The fair values of exchange-traded derivatives are typically derived from the observable exchange prices and/or observable inputs. Some observable exchange prices may not be considered executable at the reporting date and may have been adjusted for liquidity concerns. For those instruments where liquidity adjustments have been made to the exchange price, such as long-dated option contracts, the instrument has been included in level 2 of the fair value hierarchy.

Fair values of OTC derivatives are determined on the basis of either industry standard models or internally developed proprietary models. Both model types use various observable and unobservable inputs in order to determine fair value. The inputs include those characteristics of the derivative that have a bearing on the economics of the instrument. The determination of the fair value of many derivatives involves only a limited degree of subjectivity because the required inputs are observable in the marketplace, while more complex derivatives may use unobservable inputs that rely on specific proprietary modeling assumptions.

Where observable inputs (prices from exchanges, dealers, brokers or market consensus data providers) are not available, attempts are made to infer values from observable prices through model calibration (spot and forward rates, mean reversion, benchmark interest rate curves and volatility inputs for commonly traded option products). For inputs that cannot be derived from other sources, estimates from historical data may be made. OTC derivatives where the majority of the value is derived from market observable inputs are categorized as level 2 instruments, while those where the majority of value is derived from unobservable inputs are categorized as level 3 of the fair value hierarchy.

For further information on the fair value of derivatives see Note 6.

Other assets

The Company's other assets include assets of VIEs and mortgage securitizations that do not meet the criteria for sale accounting treatment under US GAAP. The fair value of assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP are determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available.

Other liabilities

Included in other liabilities are Partner Asset Facility Units ("PAFs") and other deferred compensation plans which are measured at fair value. The value of the PAFs liabilities are based on the contractual terms, as well as, the performance of a pool of financial instruments held by the Company and its affiliates, with substantially all assets held by affiliates. Significant unobservable inputs are price and discount rate.

2. Fair Value of Financial Instruments (Continued)

Subordinated and other long-term borrowings

The Company's subordinated and other long-term borrowings represent the long-term borrowings in VIEs that were consolidated. The fair value of long-term borrowings of consolidated VIEs is determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available. The significant unobservable input for subordinated and other long-term borrowings is price.

Quantitative disclosures of valuation techniques

The following table provides a representative range of minimum and maximum values of each significant unobservable input for material level 3 assets and liabilities by the related valuation technique.

December 31, 2013	Fair Value (In millions)	Valuation Technique	Unobservable Input	Minimum Value	Maximum Value	Weighted Average
Assets						
Commercial mortgage backed securities	$ 332	Discounted cash flow	Default rate, in %	0.0%	18.0%	1.0%
			Discount rate, in %	1.0%	30.0%	9.0%
			Loss severity, in %	0.0%	40.0%	3.0%
			Prepayment rate, in %	0.0%	20.0%	10.0%
Corporates	117	Market comparable	Price, in %	0.0%	109.5%	42.3%
Other collateralized debt obligations	307	Discounted cash flow	Default rate, in %	1.0%	15.0%	3.0%
			Discount rate, in %	2.0%	24.0%	6.0%
			Loss severity, in %	25.0%	100.0%	68.0%
			Prepayment rate, in %	0.0%	30.0%	7.0%
Residential mortgage backed securities	463	Discounted cash flow	Default rate, in %	0.0%	25.0%	5.0%
			Discount rate, in %	2.0%	33.0%	9.0%
			Loss severity, in %	0.0%	100.0%	48.0%
			Prepayment rate, in %	0.0%	27.0%	7.0%
Equity instruments	377	Discounted cash flow	EBITDA multiple	3	12	7.4
			Discount rate, in %	6.5%	22.5%	21.3%
Other assets	372	Market comparable	Price, in %	0.0%	93.4%	12.6%
Liabilities						
Subordinated and other long-term borrowings	338	Market comparable	Price, in %	0.0%	93.4%	12.6%
Other liabilities	472	Market comparable	Price, in %	0.1%	103.3%	74.8%
	118	Discounted cash flow	Discount rate, in %	4.6%	6.8%	5.9%

Qualitative discussion of the ranges of significant unobservable inputs

The following sections provide further information about the ranges of significant unobservable inputs included in the table above. The level of aggregation and diversity within the financial instruments disclosed in the table above result in certain ranges of significant inputs being wide and unevenly distributed across asset and liability categories.

2. Fair Value of Financial Instruments (Continued)

Discount rate. The discount rate is the rate of interest used to calculate the present value of the expected cash flows of a financial instrument. There are multiple factors that will impact the discount rate for any given financial instrument including the coupon on the instrument, the term, and the underlying risk of the expected cash flows. For example, two instruments of similar term and expected cash flows may have significantly different discount rates because the coupons on the instruments are different.

Default rate and loss severity. For financial instruments backed by residential real estate or other assets, diversity within the portfolio is reflected in a wide range for loss severity due to varying levels of default. The lower end of the range represents high performing or government guaranteed collateral with a low probability of default or guaranteed timely payment of principal and interest while the higher end of the range relates to collateral with a greater risk of default.

Prepayment rate. Prepayment rates may vary from collateral pool to collateral pool, and are driven by a variety of collateral specific factors, including the type and location of the underlying borrower, the remaining tenor of the obligation and the level and type (e.g. fixed or floating) of interest rate being paid by the borrower.

Fair Value Option

The Company elected fair value for certain of its consolidated statement of financial condition captions as follows:

Repurchase agreement and resale agreement transactions and securities borrowed and securities loaned: The Company has elected to account for certain repurchase and resale agreements and securities borrowed and securities loaned transactions at fair value.

Subordinated and other long-term borrowings: Long-term borrowings include long-term borrowings of VIEs that were consolidated. The Company has elected to account for these transactions at fair value. The fair value of long-term borrowings of consolidated VIEs is determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available.

Other assets and liabilities: Included in other assets are the assets of consolidated VIEs, whose fair value is determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available. Included in other liabilities are failed sales, which represent the financing of assets that did not achieve sale accounting under US GAAP. Failed sales are valued in a manner consistent with the related underlying instruments.

The fair value election was made for the above consolidated statement of financial condition captions as these activities are managed on a fair value basis, thus fair value accounting for these instruments is deemed more appropriate for reporting purposes.

2. Fair Value of Financial Instruments (Continued)

Difference between the fair value and the aggregate unpaid principal balances

December 31, 2013	Of which at fair value	Aggregate unpaid principal	Difference between aggregate fair value and unpaid principal
Financial instruments		(In millions)	
Resale agreements and securities-borrowed transactions	$ 71,708	$ 71,358	$ 350
Other assets	2,094	2,686	(592)
Repurchase agreements and securities-lending transactions	77,278	77,272	6
Subordinated and other long-term borrowings	989	1,531	(542)
Other liabilities	23	34	(11)

Leveling of assets and liabilities not at fair value where a fair value is disclosed

The following table provides the carrying value and fair value of financial instruments which are not carried at fair value in the consolidated statement of financial condition. The disclosure excludes all non-financial instruments such as lease transactions, real estate, premises and equipment, equity method investments and pension and benefit obligations.

		Fair value			
December 31, 2013	Carrying Value	Level 1	Level 2	Level 3	Total
Assets		(In millions)			
Cash and cash equivalents	$ 1,622	$ 1,622	$ -	$ -	$ 1,622
Resale agreements and securities borrowed transactions	73,327	-	73,327	-	73,327
Receivables: Customers	16,904	-	16,904	-	16,904
Receivables: Brokers, dealers and other	11,818	-	11,818	-	11,818
Net deferred tax asset	442	-	442	-	442
Other assets and deferred amounts	2,417	-	2,408	9	2,417
Total Assets	$ 106,530	$ 1,622	$ 104,899	$ 9	$ 106,530
Liabilities					
Short-term borrowings (1)	$ 26,589	$ 262	$ 26,327	$ -	$ 26,589
Repurchase agreements and securities loaned transactions	40,072	-	40,072	-	40,072
Payables: Customers	59,684	-	59,684	-	59,684
Payables: Brokers, dealers and other	2,905	-	2,905	-	2,905
Accounts payable and accrued expenses	1,466	-	1,466		1,466
Subordinated and other long-term borrowings	10,774	-	11,139	-	11,139
Other liabilities	2,485	-	2,485	-	2,485
Total Liabilities	$ 143,975	$ 262	$ 144,078	$ -	$ 144,340

(1) Amounts in Level 1 relate to cash overdrafts.

2. Fair Value of Financial Instruments (Continued)

For the majority of these financial instruments, the carrying value approximates fair value due to the relatively short period of time between their origination and expected realization, as well as minimal credit risk inherent in these instruments.

3. Related Party Transactions

The Company relies on other CSG entities for financing. In the ordinary course of business, the Company enters into significant financing and operating transactions with affiliated companies.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2013:

ASSETS

	(In millions)	
Cash and cash equivalents	$	251
Securities purchased under agreements to resell		7,905
Securities borrowed		30,657
Securities received as collateral		26,385
Debt (included in Financial instruments owned)		72
Derivative contracts (included in Financial instruments owned)		34
Receivables from customers		275
Receivables from brokers, dealers and others		1,487
Net deferred tax asset		442
Intercompany receivables (included in Other assets and deferred amounts)		600
Taxes receivable (included in Other assets and deferred amounts)		179
Total assets	$	68,287

LIABILITIES

Short-term borrowings	$	26,327
Securities sold under agreements to repurchase		20,296
Securities loaned		33,196
Obligation to return securities received as collateral		26,385
Debt (included in Financial instruments sold not yet purchased)		14
Payables to customers		3,626
Payables to brokers, dealers and others		1,806
Subordinated and other long-term borrowings		10,774
Taxes payable (included in Other liabilities)		395
Intercompany payables (included in Other liabilities)		1,586
Total liabilities	$	124,405

3. Related Party Transactions (Continued)

Certain of the Company's directors, officers and employees and those of the Company's affiliates maintain margin accounts with the Company in the ordinary course of business. The Company from time to time and in the ordinary course of business, enters into, as principal, transactions involving the purchase or sale of securities from or to such directors, officers and employees and members of their immediate families.

The Share Plan provides for the grant of equity-based awards to Company employees based on CSG shares pursuant to which employees of the Company may be granted shares or other equity-based awards as compensation for services performed. CS Holdings purchases shares directly and indirectly from CSG to satisfy these awards, but CS Holdings does not require reimbursement from the Company; therefore, amounts associated with these awards are considered a capital contribution to the Company and credited to paid-in-capital. Amounts contributed by CS Holdings relating to equity-based awards for the year ended December 31, 2013 were $645 million, net of taxes and dividend equivalents.

The Company is included in the consolidated federal income tax return and combined state and local income tax returns filed by CS Holdings and CS USA. See Note 17 for more information.

As part of the normal capital management process, the Company concluded that there was sufficient excess regulatory capital and paid a $300 million dividend to CS USA during the year ended December 31, 2013.

During the year ended December 31, 2013, an affiliate of the Company, Credit Suisse Securities (Europe), Ltd. ("CSSEL"), transferred $1.4 billion of their portfolio of structured product assets to the Company, which is included within financial instruments owned.

4. Receivables from/Payables to Brokers, Dealers and Others

Amounts receivable from and payable to brokers, dealers and others as of December 31, 2013 consist of the following:

	Receivables	Payables
	(In millions)	
Unsettled regular way securities trades	$ 612	$ -
Fails to deliver/fails to receive	1,147	1,230
Omnibus receivables/payables	2,501	-
Receivables from/payables to clearing organizations	7,547	6
Other non-customer receivables/payables	2	1,669
Other	9	-
Total	$ 11,818	$ 2,905

The Company clears certain of its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. The amounts receivable from/payable to clearing organizations primarily relate to unsettled trades and deposits from customers held at clearing organizations and are collateralized by securities owned by the Company.

5. Transfers of Financial Assets and Variable Interest Entities

As part of the Company's financing and securities settlement activities, the Company uses securities as collateral to support various secured financing sources. If the counterparty does not meet its contractual obligation to return securities used as collateral, the Company may be exposed to the risk of reacquiring the securities at prevailing market prices to satisfy its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged each day and by requiring collateral levels to be adjusted in the event of excess market exposure.

The following table sets forth the assets pledged by the Company and the collateral received by the Company as of December 31, 2013:

	December 31, 2013 (In millions)
Fair value of assets pledged and assigned as collateral by the Company	$ 67,687
of which was encumbered	37,334
Fair value of collateral received by the Company with the right to sell or repledge	226,815
of which was sold or repledged	199,861

Securitization Activities

In the normal course of business, the Company enters into transactions with, and makes use of, special purpose entities ("SPEs"). An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and is generally structured to isolate the SPEs assets from creditors or other entities, including the Company. The principal uses of SPEs are to obtain liquidity by transferring certain of the Company's financial assets and to create investment products for clients. SPEs typically qualify as VIEs. At each balance sheet date VIEs are reviewed for events that may trigger reassessment of the entities' classification.

The majority of the Company's securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE's issuance of debt instruments. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on the Company's consolidated statement of financial condition, unless either the Company sold the assets to the entity and the criteria under US GAAP for sale accounting was not met or the Company consolidates the SPE.

The Company purchases residential mortgages, commercial mortgages, loans and other debt securities for the purpose of securitization and sells these securities to SPEs. These SPEs issue RMBS, CMBS and other CDOs, that are collateralized by the assets transferred to the SPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities typically have recourse to the assets in the SPEs, unless a third-party guarantee has been received to further enhance the credit worthiness of the assets. The investors and the SPEs have no recourse to the Company's assets. The Company is an underwriter of, and makes a market in, these securities.

5. Transfers of Financial Assets and Variable Interest Entities (Continued)

Re-securitizations comprised a portion of the Company's deal volume within its RMBS securitization business during the year ended December 31, 2013. In these transactions, certificates from existing RMBS securitizations are pooled and transferred into separate securitization trusts, which then issue new certificates. Re-securitizations are carried out to meet specific investor needs.

Securitization transactions are assessed for appropriate accounting treatment of the assets transferred by the Company. The Company's and its clients' investing or financing needs determine the structure of each transaction, which in turn determines whether sale accounting and subsequent derecognition of the transferred assets applies. Certain transactions may be structured to include derivatives or other provisions that prevent sale accounting.

When the Company transfers assets into an SPE, it must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Company and/or if the Company's continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral.

Continuing involvement in transferred financial assets

The Company may have continuing involvement in the financial assets that are transferred to an SPE, regardless of whether the transfer was accounted for as a sale or a secured borrowing, which may take several forms, including, but not limited to recourse and guarantee arrangements and beneficial interests (i.e., are the rights to receive all or portions of specified cash inflows received by an SPE, including, but not limited to, senior and subordinated shares of interest, principal, or other cash inflows to be "passed through" or "paid-through" and residual interests, whether in the form of debt or equity) as recorded on the Company's consolidated statement of financial condition at fair value. The carrying value and maximum exposure as of December 31, 2013 resulting from agreements to provide support to SPEs is included in the section titled 'Carrying amount of non-consolidated VIE assets and liabilities where the Company is not considered the primary beneficiary'.

The Company's exposure resulting from continuing involvement in transferred financial assets is generally limited to its beneficial interests, typically held by the Company in the form of instruments issued by the respective SPEs that are senior, subordinated or residual tranches. These instruments are held by the Company in connection with underwriting or market-making activities and are included in financial instruments owned in the consolidated statement of financial condition at fair value.

Investors usually have recourse to the assets in the SPE and often benefit from other credit enhancements. The SPE may also enter into a derivative contract in order to convert the yield of the underlying assets to match the needs of the SPE investors, or to limit or change the credit risk of the SPE.

5. Transfers of Financial Assets and Variable Interest Entities (Continued)

Principal amounts outstanding and total assets of SPEs resulting from continuing involvement

As of December 31, 2013, for RMBS, CMBS, and other CDO, the total principal amount outstanding of assets held by SPEs to which the Company transferred assets and has continuing involvement with was $32.6 billion, $12.9 billion and $7.6 billion, respectively, of which $29.0 billion, $12.9 billion and $7.6 billion, respectively, was transferred by the Company. For RMBS the difference between the principal amount outstanding and the total assets transferred by the Company represents collateral contributed to the SPEs by third parties. As of December 31, 2013, the Company's continuing involvement was primarily with SPEs.

The fair values of the assets or liabilities that result from any continuing involvement are determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Company may utilize to economically hedge the inherent risks.

Key economic assumptions used in measuring the fair value of beneficial interests at the time of transfer during the year ended December 31, 2013

	RMBS		CMBS[(1)]	
	(Dollars in millions)			
Fair value of assets	$	3,468	$	1,385
of which level 1	$	-	$	-
of which level 2	$	3,329	$	1,206
of which level 3	$	139	$	179
Weighted-average life, in years		7.8		6.2
Prepayment speed assumption (rate per annum), in %		4%-31%		8%-15%
Cash flow discount rate (rate per annum), in %		0% - 46%		2% - 12%
Expected credit losses (rate per annum), in %		0% - 46%		0% - 7%

(1) To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenance.

5. Transfers of Financial Assets and Variable Interest Entities (Continued)

The table below provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of December 31, 2013:

	As of December 31, 2013	
	RMBS	CMBS
	(Dollars in millions)	
Fair value of assets and liabilities	$ 2,613	$ 1,969
of which non-investment grade	$ 330	$ 12
Weighted-average life, in years	9	7
Prepayment speed assumption (rate per annum), in %	2.0% -23.4%	0.0% -20.0%
Impact on fair value from 10% adverse change	$ (27)	$ (14)
Impact on fair value from 20% adverse change	$ (52)	$ (30)
Cash flow discount rate (rate per annum), in %	1.4% - 31.4%	1.0% - 16.8%
Impact on fair value from 10% adverse change	$ (76)	$ (45)
Impact on fair value from 20% adverse change	$ (148)	$ (87)
Expected credit losses (rate per annum), in %	0.0% - 30.9%	0.0% - 4.3%
Impact on fair value from 10% adverse change	$ (65)	$ (18)
Impact on fair value from 20% adverse change	$ (105)	$ (35)

These sensitivities are hypothetical and do not reflect economic hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the beneficial interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

Variable Interest Entities

As a normal part of its business, the Company engages in various transactions that include entities which are considered VIEs and are broadly grouped into two primary categories: CDOs and financial intermediation. VIEs are SPEs that typically either lack sufficient equity to finance their activities without additional subordinated financial support or are structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. VIEs may be sponsored by the Company, unrelated third parties or clients. Such entities are required to be assessed for consolidation, requiring the primary beneficiary to consolidate the VIE. The assessment requires an entity to determine whether it has the power to direct the activities that most significantly affect the economics of the VIE and has potentially significant benefits or losses in the VIE. In addition, determination of the primary beneficiary must be re-evaluated on an on-going basis.

5. Transfers of Financial Assets and Variable Interest Entities (Continued)

Application of the accounting requirements for consolidation of VIEs may require the exercise of significant management judgment. In the event consolidation of a VIE is required, the exposure to the Company is limited to that portion of the VIE's assets attributable to any beneficial interest held by the Company prior to any risk management activities to economically hedge the Company's net exposure.

Transactions with VIEs are generally executed to facilitate securitization activities or to meet specific client needs, such as providing liquidity or investing opportunities, and, as part of these activities, the Company may hold interests in the VIEs. Securitization-related transactions with VIEs involve selling or purchasing assets. Typically, the VIE's assets are restricted in nature in that they are held primarily to satisfy the obligations of the entity.

As a consequence of these activities, the Company holds variable interests in VIEs. Such variable interests consist of financial instruments issued by VIEs and which are held by the Company. In general, investors in consolidated VIEs do not have recourse to the Company in the event of a default, except where a guarantee was provided to the investors.

The total assets of consolidated and non-consolidated VIEs for which the Company has involvement represent the total assets of the VIEs even though the Company's involvement may be significantly less due to interests held by third-party investors. The asset balances for unconsolidated VIEs where the Company has involvement represent the most current information available to the Company regarding the remaining principal balance of cash assets owned. In most cases, the asset balances represent an amortized cost basis without regard to impairments in fair value, unless fair value information is readily available.

The Company's maximum exposure to loss is different from the carrying value of the assets of the VIE. This maximum exposure to loss consists of the carrying value of the Company's variable interests held as financial instruments owned and the notional amount of guarantees to VIEs, rather than the amount of total assets of the VIEs. The maximum exposure to loss does not reflect the Company's risk management activities, including effects from financial instruments that the Company may utilize to economically hedge the risks inherent in these VIEs. The economic risks associated with VIE exposures held by the Company, together with all relevant risk mitigation initiatives, are included in the Company's risk management framework.

Except as described below, the Company has not provided financial or other support to consolidated or non-consolidated VIEs that it was not contractually required to provide.

Collateralized Debt Obligations

The Company engages in CDO transactions to meet client and investor needs, earn fees and sell financial assets. The Company may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction. As part of its structured finance business, the Company purchases loans and other debt obligations from and on behalf of clients for the purpose of securitization. The loans and other debt obligations are sold to VIEs, which in turn issue CDOs to fund the purchase of assets such as investment grade and high yield corporate debt instruments.

5. Transfers of Financial Assets and Variable Interest Entities (Continued)

Typically, the collateral manager in a managed CDO is deemed to be the entity that has the power to direct the activities that most affect the economics of the entity. In a static CDO this power role is more difficult to analyze and may be the sponsor of the entity or the credit default swap counterparty. CDOs provide credit risk exposure to a portfolio of ABS (cash CDOs) or a reference portfolio of securities (synthetic CDOs). Cash CDO transactions hold actual securities whereas synthetic CDO transactions use CDS to exchange the underlying credit risk instead of using cash assets. The CDO entities may have actively managed (open) portfolios or static (closed) portfolios.

The beneficial interests issued by these VIEs are payable solely from the cash flows of the related collateral and third-party creditors of these VIEs do not have recourse to the Company in the event of default.

The Company's exposure in these CDO transactions is typically limited to interests retained in connection with its underwriting or market-making activities. Unless the Company has been deemed to have power over the entity and its interests in the entity are potentially significant, the Company is not the primary beneficiary of the vehicle and does not consolidate the entity. The Company's maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risks of the VIEs.

Financial Intermediation

The Company has involvement with VIEs in its role as a financial intermediary on behalf of clients. The Company considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Company's risk mitigation efforts, including, but not limited to, economic hedging strategies and collateral arrangements. The Company's economic risks associated with consolidated and non-consolidated VIE exposures arising from financial intermediation, together with all relevant risk mitigation initiatives, are included in the Company's risk management framework.

Securitizations

In its financial intermediation activities, the Company acts as underwriter and market maker to VIEs related to certain securitization transactions. The Company believes its maximum loss exposure is generally equal to the carrying value of the beneficial interest held. The Company's maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risks of the VIEs.

Typically, the servicer of the assets in the VIE will be deemed to have the power that most significantly affects the economics of the entity. When a servicer or its related party also has an economic interest that has the potential to absorb a significant portion of the gains and/or losses, it will be deemed the primary beneficiary and consolidate the vehicle. The Company typically consolidates securitization vehicles when it has holdings stemming from its role as underwriter and an affiliate is the servicer.

The Company may have relationships with such VIEs as a result of other business activities. The maximum exposure to loss consists of the fair value of instruments which are held by the Company. The Company's maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risk of the VIEs.

5. Transfers of Financial Assets and Variable Interest Entities (Continued)

Consolidated and non-consolidated VIEs

Where the Company is considered the primary beneficiary, the table below provides the carrying amount of the assets and liabilities of the consolidated VIEs.

Carrying amount of consolidated VIE assets and liabilities where the Company is considered the primary beneficiary

December 31, 2013	Financial Intermediation Securitization
	(In millions)
Total assets of consolidated VIEs by asset type	
Other assets	$ 2,094
Total assets of consolidated VIEs by asset type	$ 2,094
Liabilities	
Subordinated and other long-term borrowings	$ 989
Total liabilities	$ 989

Carrying amount of non-consolidated VIE assets and liabilities where the Company is not considered the primary beneficiary

For VIEs where the Company holds a variable interest or is the sponsor of a VIE, but is not consolidating the VIE, the table below provides carrying values of the VIE's assets and liabilities as recorded in the Company's consolidated statement of financial condition.

December 31, 2013	Financial instruments owned	Loans	Other Assets
		(In millions)	
Carrying value of variable interest assets:			
CDOs	$ 182	$ 1	$ -
Total	$ 182	$ 1	$ -
Financial Intermediation			
Securitizations	$ 4,167	$ 6	$ -
Other	8	-	6
Total	$ 4,175	$ 6	$ 6

5. Transfers of Financial Assets and Variable Interest Entities (Continued)

As of December 31, 2013, the total assets of non-consolidated CDO VIEs and financial intermediation VIEs, were $12.5 billion and $125.2 billion, respectively. As of December 31, 2013, the Company's maximum exposure to loss from non-consolidated CDOs was $183 million and the maximum exposure to loss from non-consolidated financial intermediation VIEs was $4.2 billion, which approximates the carrying value of the Company's variable interest in VIEs.

Maximum exposure to loss represents the variable interests of non-consolidated VIEs that are recorded by the Company (for example, direct holdings in vehicles, loans and other receivables), as well as notional amounts of guarantees and off-balance sheet commitments which are variable interests that have been extended to non-consolidated VIEs. Such amounts, particularly notional amounts of derivatives and guarantees, do not represent the anticipated losses in connection with these transactions as they do not take into consideration the effect of collateral, recoveries or the probability of loss. In addition, they exclude the effect of offsetting financial instruments that are held to mitigate these risks and have not been reduced by unrealized losses previously recorded by the Company in connection with guarantees or derivatives.

Non-consolidated VIE assets are related to the non-consolidated VIEs with which the Company has variable interests. These amounts represent the assets of the entities themselves and are typically unrelated to the exposures the Company has with the entity and thus are not amounts that are considered for risk management purposes.

6. Derivative Contracts

Derivatives are generally either privately negotiated OTC contracts or standard contracts transacted through regulated exchanges. The Company uses derivative contracts for trading and economic hedging purposes and to provide products for clients. Economic hedges arise when the Company enters into derivative contracts for its own risk management purposes, but the contracts entered into do not qualify for hedge accounting treatment. These derivatives include options, forwards, and futures.

Options

The Company writes option contracts specifically designed to meet customer needs, for trading purposes or for economic hedging purposes. The options do not expose the Company to credit risk because the Company, not its counterparty, is obligated to perform. At the beginning of the contract period, the Company receives a cash premium. During the contract period, the Company bears the risk of unfavorable changes in the value of the financial instruments underlying the options. To manage this market risk, the Company purchases or sells cash or derivative financial instruments on a proprietary basis. Such purchases and sales may include debt and equity securities, forward and futures contracts, swaps and options.

The Company also purchases options to meet customer needs, for trading purposes or for economic hedging purposes. With purchased options, the Company gets the right, for a fee, to buy or sell the underlying instrument at a fixed price on or before a specified date. The underlying instruments for these options include fixed income securities, equities and interest rate instruments or indices. The counterparties to OTC option contracts are reviewed to determine whether they are creditworthy.

6. Derivative Contracts (Continued)

Forwards and Futures

In the normal course of business, the Company's customer and trading activities include executing, settling and financing various securities and financial instrument transactions. To execute these transactions, the Company purchases and sells (including "short sales") securities, and purchases and sells forward contracts primarily related to U.S. government and agencies, corporate debt and mortgage-backed securities. In addition, the Company enters into futures contracts on equity-based indices and other financial instruments, as well as options on futures contracts.

Because forward contracts are subject to the credit worthiness of the counterparty, the Company is exposed to credit risk. To mitigate this credit risk, the Company limits transactions with specific counterparties, reviews credit limits, requires certain customers and counterparties to maintain margin collateral and adheres to internally established credit extension policies.

For futures contracts and options on futures contracts, the change in the market value is settled with a clearing broker or exchange in cash each day. As a result, the credit risk with the clearing broker is limited to the net positive change in the market value for a single day, which is recorded in receivables from brokers, dealers and others in the consolidated statement of financial condition.

6. Derivative Contracts (Continued)

Fair value of derivative instruments

The table below represents gross derivative fair values, segregated by type of contract. Notionals have also been provided as an indication of the volume of derivative activity within the Company.

As of December 31, 2013	Notional amount	Fair value assets	Fair value liabilities
		(In millions)	
Forwards	$ 442,621	$ 995	$ 1,002
Options bought and sold (OTC)	3,029	3	14
Futures	31,232	-	-
Options bought and sold (exchange traded)	308	-	-
Interest rate products	477,190	998	1,016
Forwards	11,858	34	35
Foreign exchange products	11,858	34	35
Futures	276	-	-
Precious metal products	276	-	-
Forwards	307	36	29
Futures	9,365	-	-
Options bought and sold (exchange traded)	8,250	373	52
Equity/index-related products	17,922	409	81
Futures	395	-	-
Other products	395	-	-
Total gross derivatives contracts	507,641	1,441	1,132
Impact of counterparty netting (1)	-	(500)	(500)
Impact of cash collateral netting(1)	-	-	(10)
Total derivative contracts	$ 507,641	$ 941	$ 622

(1) Derivative contracts are reported on a net basis in the consolidated statement of financial condition. The impact of netting represents an adjustment for counterparty and cash collateral netting.

These financial instruments are included as derivative contracts in financial instruments owned/sold not yet purchased, respectively, in the consolidated statement of financial condition. Financial instruments related to futures contracts are included in receivables from brokers, dealers and others and payables to brokers, dealers and others, respectively, in the consolidated statement of financial condition.

6. Derivative Contracts (Continued)

Managing the risks

As a result of the Company's broad involvement in financial products and markets, its trading strategies are correspondingly diverse and exposures are generally spread across a diversified range of risk factors and locations. CSG uses a value at risk ("VaR") and economic capital limit structure to limit overall risk-taking. The level of risk is further restricted by a variety of specific limits, including controls over trading exposures. Also as part of its overall risk management, CSG holds a portfolio of economic hedges. Hedges are impacted by market movements, similar to other trading securities, and may result in gains or losses on the hedges which offset losses or gains on the portfolios they were designed to economically hedge. CSG specifically risk manages its trading positions with regards to market and credit risk. For market risk the Company uses tools capable of calculating comparable exposures across its many activities, as well as focused tools that can specifically model unique characteristics of certain instruments or portfolios.

The principal risk management measurement methodology for financial instruments owned accounted for at fair value is value at risk. To mitigate the credit risk on these products and to transfer the risk into the capital markets, securities and cash are held as collateral.

7. Offsetting of Financial Assets and Financial Liabilities

The disclosures set out in the tables below include derivatives, reverse repurchase and repurchase agreements, and securities lending and borrowing transactions that are offset in the Company's consolidated statement of financial condition; or are subject to an enforceable master netting agreement or similar agreement ("enforceable master netting agreements" or "enforceable MNA"), irrespective of whether they are offset in the Company's consolidated statement of financial condition. Similar agreements include derivative clearing agreements, global master repurchase agreements and global master securities lending agreements.

Derivatives

The Company transacts bilateral OTC derivatives ("OTC derivatives") mainly under International Swaps and Derivatives Association ("ISDA") Master Agreements. These agreements provide for the net settlement of all contracts under the agreement through a single payment in the event of default on or termination under the agreement. They allow the Company to offset balances from derivative assets and liabilities as well as the receivables and payables to related cash collateral transacted with the same counterparty. Collateral for OTC derivatives is received and provided in the form of cash and marketable securities. Such collateral may be subject to the standard industry terms of an ISDA Credit Support Annex. The terms of an ISDA Credit Support Annex provide that securities received or provided as collateral may be pledged or sold during the term of the transactions and must be returned upon maturity of the transaction. These terms also give each counterparty the right to terminate the related transactions upon the other counterparty's failure to post collateral. Financial collateral received or pledged for OTC derivatives may also be subject to collateral agreements which restrict the use of financial collateral.

For derivatives transacted with exchanges ("exchange-traded derivatives") and central clearing counterparties ("OTC-cleared derivatives"), positive and negative replacement values and related cash collateral may be offset if the terms of the rules and regulations governing these exchanges and central clearing counterparties permit such netting and offset. Where no such agreements exist, fair values are recorded on a gross basis.

7. Offsetting of Financial Assets and Financial Liabilities (Continued)

Offsetting of derivatives

The following table presents the gross amount of derivatives subject to enforceable master netting agreements by contract and transaction type, the amount of offsetting, the amount of derivatives not subject to enforceable master netting agreements and the net amount presented in the consolidated statement of financial condition.

	Derivative assets	Derivative liabilities
As of December 31, 2013	(in millions)	
OTC-cleared	$ 566	$ 680
OTC	35	14
Interest rate products	601	694
OTC	22	18
Foreign exchange products	22	18
Exchange-traded	374	51
Equity/index-related products	374	51
OTC-cleared	566	680
OTC	57	32
Exchange-traded	374	51
Total gross derivatives contracts subject to enforceable MNA	997	763
of which OTC-cleared	(430)	(430)
of which OTC	(22)	(32)
of which exchange-traded	(48)	(48)
Offsetting	(500)	(510)
of which OTC-cleared	136	250
of which OTC	35	-
of which exchange-traded	326	3
Total net derivatives subject to enforceable MNA	497	253
Total derivatives not subject to enforceable MNA (1)	444	369
Total net derivatives presented in the consolidated statement of financial condition	$ 941	$ 622
of which recorded in trading assets and liabilities	$ 941	$ 622

(1) Represents derivatives where a legal opinion supporting their enforceability of netting in the event of default or termination under the agreement is not in place.

Reverse repurchase and repurchase agreements and securities lending and borrowing transactions

Reverse repurchase and repurchase agreements are generally covered by global master repurchase agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreements are terminated and are settled net in one single payment.

7. Offsetting of Financial Assets and Financial Liabilities (Continued)

Transactions under such agreements are netted in the consolidated statement of financial condition if they are with the same counterparty, have the same maturity date, settle through the same clearing institution and are subject to the same master netting agreement. The amounts offset are measured on the same basis as the underlying transaction (i.e. on an accrual basis or fair value basis).

Securities lending and borrowing transactions are generally executed under global master securities lending agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreement are terminated and are settled net in one single payment. Transactions under these agreements are netted in the consolidated statement of financial condition if they meet the same right of setoff criteria as for reverse repurchase and repurchase agreements. In general, most securities lending and borrowing transactions do not meet the criterion of having the same settlement date specified at inception of the transaction, and therefore they are not eligible for netting in the consolidated statement of financial condition. However, securities lending and borrowing transactions with explicit maturity dates may be eligible for netting in the consolidated statement of financial condition.

Reverse repurchase and repurchase agreements are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time. In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Company with the right to liquidate the collateral held. As is the case in the Company's normal course of business, substantially all of the collateral received that may be sold or repledged has been sold or repledged as of December 31, 2013. In certain circumstances, financial collateral received may be restricted during the term of the agreement (e.g., in tri-party arrangements).

Offsetting of securities purchased under resale agreements and securities borrowing transactions

The following table presents the gross amount of securities purchased under resale agreements and securities borrowing transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities purchased under resale agreements and securities borrowing transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated statement of financial condition.

	Gross	Offsetting	Net
December 31, 2013		(in millions)	
Securities purchased under resale agreements	$ 62,986	$ (9,099)	$ 53,887
Securities borrowing transactions	47,770	(1,920)	45,850
Total subject to enforceable MNA	**110,756**	**(11,019)**	**99,737**
Total not subject to enforceable MNA (1)	45,298	-	45,298
Total (2)	**$ 156,054**	**$ (11,019)**	**$ 145,035**

(1) Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting their enforceability of netting in the event of default or termination under the agreement is not in place.

(2) $71,708 million of the total net amount of securities purchased under resale agreements and securities borrowing transactions are reported at fair value.

7. Offsetting of Financial Assets and Financial Liabilities (Continued)

Offsetting of securities sold under repurchase agreements and securities lending transactions

The following table presents the gross amount of securities sold under repurchase agreements and securities lending transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities sold under repurchase agreements and securities lending transactions not subject to master netting agreements and the net amount presented in the consolidated statement of financial condition.

December 31, 2013	Gross	Offsetting	Net
		(in millions)	
Securities sold under repurchase agreements	$ 68,511	$ (11,019)	$ 57,492
Securities lending transactions	34,413	-	34,413
Obligation to return securities received as collateral, at fair value	26,385	-	26,385
Total subject to enforceable MNA	**129,309**	**(11,019)**	**118,290**
Total not subject to enforceable MNA (1)	25,445	-	25,445
Total	**$ 154,754**	**$ (11,019)**	**$ 143,735**
of which securities sold under repurchase agreements and securities lending transactions (2)	128,369	$ (11,019)	$ 117,350
of which obligation to return securities received as collateral, at fair value	26,385	-	$ 26,385

(1) Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting their enforceability of netting in the event of default or termination under the agreement is not in place.
(2) $77,278 million of the total net amount of securities sold under repurchase agreements and securities lending transactions are reported at fair value.

7. Offsetting of Financial Assets and Financial Liabilities (Continued)

Amount not offset in the consolidated statement of financial condition

The following table presents the net amount presented in the consolidated statement of financial condition of financial assets and liabilities subject to enforceable master netting agreements and the gross amount of financial instruments and cash collateral not offset in the consolidated statement of financial condition. The table excludes derivatives, reverse repurchase and repurchase agreements and securities borrowing and lending transactions not subject to enforceable master netting agreements where a legal opinion supporting the enforceability of the master netting agreements is not in place.

	Net	Financial Instruments (1)	Cash collateral received/ pledged (1)	Net exposure
December 31, 2013		(in millions)		
Financial assets subject to enforceable MNA				
Derivatives	$ 497	$ -	$ 11	$ 486
Securities purchased under resale agreements	53,887	53,887	-	-
Securities borrowing transactions	45,850	45,367	-	483
Total financial assets subject to enforceable MNA	**$ 100,234**	**$ 99,254**	**$ 11**	**$ 969**
Financial liabilities subject to enforceable MNA				
Derivatives	$ 253	$ -	$ -	$ 253
Securities sold under repurchase agreements	57,492	57,492	-	-
Securities lending transactions	34,413	34,348	-	65
Obligation to return securities received as collateral, at fair value	26,385	24,926	-	1,459
Total financial liabilities subject to enforceable MNA	**$ 118,543**	**$ 116,766**	**$ -**	**$ 1,777**

(1) The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated statement of financial condition and therefore any over-collateralization of these positions is not included.

8. Goodwill and Identifiable Intangible Assets

As of December 31, 2013, the Company had $520 million of goodwill in the consolidated statement of financial condition. Goodwill is the cost of an acquired company in excess of the fair value of net assets at the acquisition date.

As of December 31, 2013, the Company had intangible assets of $19 million which are included in other assets and deferred amounts in the consolidated statement of financial condition.

8. Goodwill and Identifiable Intangible Assets (Continued)

The following table sets forth the gross carrying amount, accumulated amortization, and net carrying amount of intangible assets as of December 31, 2013:

	Weighted average amortization period	Gross carrying amount	Accumulated amortization	Net carrying amount
	(In years)		(In millions)	
Client relationships	20	$ 11	$ (8)	$ 3
Total definite-lived intangible assets		11	(8)	3
Total indefinite-lived intangible assets		$ 16	$ -	$ 16
Total intangible assets				$ 19

9. Borrowings

Short-term borrowings are generally funding obligations with interest approximating the Federal Funds rate, LIBOR or other money market indices and an incremental spread. Such borrowings are generally used to facilitate the securities settlement process, finance financial instruments owned and finance securities purchased by customers on margin. As of December 31, 2013, the Company had $26.6 billion in short-term borrowings, which includes $26.3 billion in loans from affiliates and has a weighted average interest rate of 3.29%. As of December 31, 2013 there were no short-term borrowings secured by Company-owned securities.

As of December 31, 2013, the Company's outstanding subordinated and long–term borrowings were as follows:

	(In millions)
Subordinated debt agreement, 3 month LIBOR plus 90 bps, due March 31, 2016 (1)	$ 6,000
Equity subordinated debt, 1 month LIBOR plus 100 bps, due December 31, 2018 (1)	1,500
Total subordinated borrowings from an affiliate	7,500
Long-term borrowings from an affiliate 2.2% - 5.1%, due various dates through 2016	3,274
Other long-term borrowings 2.4% - 10.8%, due various dates through 2054 (2)	989
Total subordinated and long-term borrowings	$ 11,763

(1) The weighted average effective interest rate for these subordinated borrowings as of December 31, 2013 was 1.2%.
(2) Other long-term borrowings represent the long-term borrowings in those VIEs consolidated under US GAAP.

The subordinated borrowings under these subordinated agreements qualify as regulatory capital and the agreements include all statutory restrictions specified by the Uniform Net Capital Rule 15c3-1, under the Securities Exchange Act of 1934 ("the Exchange Act"), including restrictive covenants relating to additional subordinated borrowings and to minimum levels of net capital, as defined, and consolidated member's equity.

10. Leases and Commitments

The following table sets forth the Company's minimum operating lease commitments as of December 31, 2013:

Twelve months ending December 31,	(In millions)
2014	$ 46
2015	45
2016	44
2017	16
2018	-
Thereafter	-
Total(1)	$ 151

(1) Excludes sublease revenue of $23 million and executory costs such as insurance, maintenance and taxes of $65 million.

The following table sets forth the Company's commitments, including the current portion as of December 31, 2013:

	Commitment Expiration Per Period				
	Less than 1 year	1-3 years	4-5 years	Over 5 years	Total commitments
			(In millions)		
Forward agreements (1)	$ 549	$ -	$ -	$ -	$ 549
Total commitments	$ 549	$ -	$ -	$ -	$ 549

(1) Represents commitments to enter into securities purchased under agreements to resell and agreements to borrow securities.

The Company used $2 million in standby letters of credit as of December 31, 2013, in order to satisfy counterparty collateral requirements.

The Company had no capital lease obligations as of December 31, 2013. For information about certain of the Company's additional commitments, see Note 11.

11. Guarantees

From time to time the Company enters into guarantee contracts as guarantor. US GAAP requires disclosure by a guarantor of its maximum potential payment obligations under certain of its guarantees to the extent that it is possible to estimate them. In addition, a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligations undertaken in issuing such guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that certain events or conditions occur.

11. Guarantees (Continued)

The guarantees may require the Company to make payments to the guaranteed party based on changes related to an asset, a liability or an equity security of the guaranteed party. The Company may also be contingently required to make payments to the guaranteed party based on another entity's failure to perform under an agreement, or the Company may have an indirect guarantee of the indebtedness of others, even though the payment to the guaranteed party may not be based on changes related to an asset, liability or equity security of the guaranteed party.

In addition, US GAAP covers certain indemnification agreements that contingently require the Company to make payments to the indemnified party based on changes related to an asset, liability or equity security of the indemnified party, such as an adverse judgment in a lawsuit or the imposition of additional taxes due to either a change in the tax law or an adverse interpretation of the tax law.

The following table sets forth the maximum quantifiable contingent liabilities and carrying amounts associated with guarantees as of December 31, 2013 by maturity:

	Amount of Guarantee Expiration Per Period					
	Less than 1 year	1-3 years	4-5 years	Over 5 years	Total guarantee	Carrying amounts
	(In millions)					
Credit guarantees	917	-	-	-	917	-
Derivatives	207	-	-	-	207	1
Total guarantees	$ 1,124	$ -	$ -	$ -	$ 1,124	$ 1

Credit Guarantees

In the ordinary course of business the Company enters into contracts that would require it, as the guarantor, to make payments to the guaranteed party if a third party fails to pay under a credit obligation.

The Company has engaged a counterparty to carry cash and margin accounts of certain clients. The Company provides guarantees in the event a customer fails to meet any initial margin or maintenance call.

Derivatives

As of December 31, 2013, the Company had $207 million of derivatives that were issued in the ordinary course of business and are considered guarantees, generally in the form of written put options. Derivative contracts that may be cash settled, and which the Company has no basis for concluding that it is probable that the counterparties held the underlying instruments at the inception of the contracts, are not considered guarantees.

For derivative contracts executed with counterparties that generally act as financial intermediaries, such as investment banks, hedge funds, commercial banks and security dealers, the Company has concluded that there is no basis to assume that these counterparties hold the underlying instruments related to the derivative contracts and, therefore, does not report such contracts as guarantees, as reflected in Note 6.

11. Guarantees (Continued)

The Company manages its exposure to these derivatives by engaging in various economic hedging strategies to reduce its exposure. For some contracts the maximum payout is not determinable as interest rates could theoretically rise without limit. For these contracts, notional amounts are disclosed in the table above in order to provide an indication of the underlying exposure. In addition, the Company carries all derivatives at fair value in the consolidated statement of financial condition and has considered the performance triggers and probabilities of payment when determining those fair values. It is more likely than not that written put options that are in-the-money to the counterparty will be exercised, for which the Company's exposure is limited to the fair value reflected in the table.

Other Guarantees

The Company has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees are not reflected in the table above and are discussed below.

Exchange and Clearinghouse Memberships

The Company is a member of numerous securities exchanges and clearinghouses, and may, as a result of its membership arrangements, be required to perform if another member defaults. The Company has determined that it is not possible to estimate the maximum amount of these obligations and believes that any potential requirement to make payments under these arrangements is remote.

12. Concentrations of Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign corporations, governments and institutional and individual investors. A substantial portion of the Company's transactions are executed with and on behalf of institutional investors, including other brokers and dealers, commercial banks, U.S. agencies, mutual funds, hedge funds and other financial institutions. These transactions are generally collateralized. Credit risk is the potential for loss resulting from the default by a counterparty of its obligations. Exposure to credit risk is generated by securities and currency settlements, contracting derivatives and forward transactions with customers and dealers, and the holding of bonds in inventory. The Company uses various means to manage its credit risk. The creditworthiness of all counterparties is analyzed at the outset of a credit relationship with the Company. These counterparties are subsequently reviewed on a periodic basis. The Company sets a maximum exposure limit for each counterparty, as well as for groups of counterparties. Furthermore, the Company enters into master netting agreements when feasible and demands collateral from certain counterparties or for certain types of credit transactions. As of December 31, 2013, the Company did not have any significant concentrations of credit risk.

The Company's customer securities activities are transacted either in cash or on a margin basis, in which the Company extends credit to the customer. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral to comply with various regulatory and internal guidelines. The Company monitors required margin levels each day and requires customers to deposit additional collateral, or reduce positions, when necessary.

13. Net Capital Requirements

The Company is a registered broker-dealer and registered futures commission merchant and, accordingly, is subject to the minimum net capital requirements of the Securities and Exchange Commission ("SEC"), the Commodities Futures Trading Commission ("CFTC") and the Financial Industry Regulatory Authority ("FINRA"). Under the alternative method permitted by SEC Rule 15c-3-1, the required net capital may not be less than 2% of aggregate debit balances arising from customer transactions. Under CFTC Regulation 1.17, the required minimum net capital requirement is 8% of the total risk margin requirement (as defined) for all positions carried in customer and non-customer accounts. FINRA may require a member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items. As of December 31, 2013, the Company's net capital of approximately $8.0 billion was 9.2% of aggregate debit balances and in excess of the SEC's minimum requirement by approximately $6.0 billion.

14. Cash and Securities Segregated Under Federal and Other Regulations

As a registered broker-dealer, the Company is subject to the customer protection requirements of SEC Rule 15c3-3. The Company segregated U.S. Treasury securities with a market value of $0.5 billion as of December 31, 2013 in a special reserve bank account exclusively for the benefit of customers as required by rule 15c3-3.

The Company is also required to perform a computation of reserve requirements for Proprietary Accounts of Introducing Brokers ("PAIB") pursuant to SEC Rule 15c3-3. As of December 31, 2013 the Company segregated U.S. Treasury securities with a market value of $0.7 billion in a special reserve bank account to meet the PAIB requirement.

As a futures commission merchant, the Company is required to perform computations of the requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act. As of December 31, 2013 cash and securities aggregating $13.0 billion were segregated in separate accounts exclusively for the benefit of customers.

15. Share-Based Compensation and Other Benefits

The Company participates in the Share Plan. The Share Plan provides for share awards, share units and share option awards to be granted to certain employees based on the fair market value of CSG shares at the time of grant.

Share Awards

Phantom Share Awards

Each Phantom Share award granted entitles the holder of the award to receive one CSG share, does not contain a leverage component or a multiplier effect and is subject to service conditions. Phantom Share awards granted after January 2011 vest over three years, such that the share awards vest equally on each of the three anniversaries of the grant date. Phantom Share awards granted in January 2011 vest over a four-year period. The value of the shares is solely dependent on the CSG share price at time of delivery.

15. Share-Based Compensation and Other Benefits (Continued)

The Company's share awards include other awards, such as special awards, which may be granted to new employees. Other share awards entitle the holder to receive one CSG share, are subject to continued employment, contain restrictive covenants and cancellation provisions and generally vest between zero and five years.

The following table presents the share award activities during the year ended December 31, 2013:

	Number of share awards
	(In millions)
Outstanding as of January 1, 2013	23
Granted	18
Settled	(7)
Forfeited	(2)
Outstanding as of December 31, 2013	32

The weighted-average fair value of the share awards granted during the year ended December 31, 2013 was $28.34.

Share Unit Awards

Performance Share Awards

Certain employees received a portion of their deferred variable compensation in the form of performance share awards ("PSAs"), which are subject to explicit performance-related claw-back provisions. Each performance share award granted entitles the holder of the award to receive one CSG Group share. PSAs share awards also vest over three years, such that one third of the share awards vest on each of the three anniversaries of the date of the award. For certain employees the unvested performance share awards are subject to a negative adjustment in the event of a divisional loss or a negative CSG return on equity.

Incentive Share Units

The Incentive Share Units ("ISUs") were the main form of share-based deferred compensation for all employees from 2006 to 2009. An ISU is similar to a share, but offers additional upside depending on the development of the CSG share price compared to predefined targets set at grant date. For each ISU granted, the employee will receive at least one CSG share ("ISU base unit") over a three-year vesting period and could receive additional shares ("ISU leverage unit") at the end of the three-year vesting period. The ISU leverage units granted in 2010 were settled in 2013 and did not have a value at settlement as the CSG share price performance was below the predefined target.

15. Share-Based Compensation and Other Benefits (Continued)

Scaled Incentive Share Units

The Scaled Incentive Share Units ("SISUs") is a share-based long-term incentive plan. SISUs were granted in January 2010 as part of 2009 variable compensation. SISUs are similar to ISUs except with four-year vesting and the leverage component contains an additional performance condition which could increase or decrease the number of any additional shares.

Adjustable Performance Plan Awards

As part of the 2012 compensation process, the Company executed a voluntary exchange offer, under which employees had the right to voluntarily convert all or a portion of their respective unvested Adjustable Performance Plan cash ("APPCs") awards into Adjustable Performance Plan Equity ("APPEs"). See Adjustable Performance Plan Awards under Cash Awards for more information.

The following table presents the share unit awards activities for each of the four plans described above for the year ended December 31, 2013:

	ISU	SISU	PSA	APPE
		(In millions)		
Outstanding as of January 1, 2013	2	4	9	10
Granted	-	-	12	-
Settled	(1)	(2)	(3)	(5)
Forfeited	-	-	-	-
Outstanding as of December 31, 2013	1	2	18	5

The fair value of PSA share units granted during the year ended December 31, 2013 was $28.34.

Share Option Awards

Share option awards were granted as part of the Company's share-based program prior to 2004. The Company has since discontinued the practice of issuing options and the majority of the original grants have since vested. Share options were granted with an exercise price equal to the market price of CSG's shares on the date of grant and expire after ten years.

At January 1, 2013, there were 3 million outstanding share option awards that were decreased by 3 million of forfeitures during the year, resulting in no outstanding share option awards as of December 31, 2013.

15. Share-Based Compensation and Other Benefits (Continued)

Cash Awards

2008 Partner Asset Facility

As part of the 2008 annual compensation process, the Company granted Partner Asset Facility ("PAF") units to senior employees. The PAF awards are indexed to, and represent a first-loss interest in, a specified pool of illiquid assets (the "Asset Pool") held by the Company and its affiliates, with substantially all assets held by affiliates. PAF awards, which have a contractual term of eight years, are fully vested. Each PAF holder will receive a semi-annual cash interest payment of LIBOR plus 250 basis points applied to the notional value of the PAF award granted throughout the contractual term of the award. Beginning in the fifth year after the grant date, the PAF holders will receive an annual cash payment equal to 20% of the notional value of the PAF awards if the fair market of the Asset Pool in that year has not declined below the initial fair market value of the Asset Pool. In the final year of the contractual term, the PAF holders will receive a final settlement in cash equal to the notional value, less all previous cash payments made to the PAF holder, plus any related gains or less related losses on the liquidation of the Asset Pool.

Effective December 31, 2011, existing PAF holders were given a voluntary election to make a value for value exchange of their existing PAF awards for a new PAF award linked to an expanded portfolio of reference assets.

2011 Partner Asset Facility

As part of the 2011 annual compensation process, the Company awarded a portion of deferred variable compensation to senior employees in the form of 2011 Partner Asset Facility ("PAF2") units. PAF2 units are essentially fixed income structured notes that are exposed to a portion of the current risk that arises in the Company's affiliates' derivative activities, including both current and possible future swaps and other derivative transactions. The PAF2 awards vested in the first quarter of 2012. The award holders are subject to non-compete and non-solicit provisions that expire equally on each of the first three anniversaries of the grant date. The PAF2 units have a stated maturity of four years, but may be extended to nine years at the election of either CSG or the holders acting collectively. This election will not be made later than the end of the third year following the grant date. Holders will receive a semi-annual cash interest payment equivalent to an annual return of 6.5% applied to the then current balance of the PAF2 units. At maturity, PAF2 holders will receive a final settlement in an amount equal to the original award value less any losses. The Company can settle the PAF2 units in cash or an equivalent in shares at its discretion.

Restricted Cash Award

Certain employees received the cash component of their variable compensation in the form of Restricted Cash Awards. These awards are cash payments made on grant date, but are subject to a pro-rata repayment by the employee in the event of a voluntary resignation or termination for cause occurs during the vesting period.

Restricted Cash Awards were granted in 2013 and 2011 and have a three year and two year vesting period, respectively.

15. Share-Based Compensation and Other Benefits (Continued)

Adjustable Performance Plan Awards

An Adjustable Performance Plan award ("APP") is a deferred cash-based plan for certain employees. APP awards were granted for the first time in January 2010 as part of 2009 variable compensation. The company also granted APP awards in January 2011 as part of the deferred compensation for 2010 ("2010 APP") and amended certain features in the 2010 APP award. The 2009 APP awards are subject to a three-year, pro-rata vesting schedule, subject to early retirement rules, and the final value of the APP awards paid out to individual employees may be adjusted positively or negatively from the initial amount awarded on the grant date, and the value paid out each year for vested awards will reflect these adjustments. The 2010 APP awards are similar to the 2009 APP awards, except the pro-rata vesting will occur over a four year period.

Plus Bond Awards

As part of the 2012 annual compensation process, certain senior employees received a portion of their deferred variable compensation in the form of Plus Bond ("PB") awards. PB award is essentially a fixed income instrument, denominated in US dollars, which provides a coupon payment that is commensurate with market-based pricing. PB award holders are entitled to receive semi-annual cash payments on their adjusted award amounts at the rate of LIBOR plus 7.875% per annum until settlement. The PB will settle in the summer of 2016 based on the amount of the initial award less portfolio losses, if any, in excess of a first loss portion retained by CSG of approximately $600 million. The value of the PB awards is based on the performance of a portfolio of unrated and sub-investment-grade asset-backed securities that are held in inventory by various trading desks of the Investment Banking division. While the PB award is a cash-based instrument, CSG reserves the right to settle the award in CSG shares based on the share price at the time of final distribution. In addition, subject to oversight procedures, CSG retains the right to prepay all or a portion of the Plus Bond award in cash at any time and, in the event of certain regulatory developments or changes on capital treatment, exchange the award into a CSG share award.

Certain employees were given the opportunity in early 2013 to voluntarily reallocate a portion of the share award component of their deferred awards into the PB award. The PB's provided to employees through the voluntary reallocate offer had a fair value of $9 million, which will vest in January 2016.

16. Employee Benefit Plans

The Company provides retirement and post-retirement benefits to its U.S. and certain non-U.S. employees through participation in a defined benefit pension plan, a defined contribution savings and retirement plan and other plans.

Pension Plans

The Company participates in a non-contributory defined benefit pension plan (the "Qualified Plan") available to individuals employed before January 1, 2000. Effective January 1, 2004, compensation and credited service for benefit purposes were frozen for certain participants. Employees who no longer accrue benefits in the Qualified Plan participate in a savings and retirement plan similar to employees hired on or after January 1, 2000.

16. Employee Benefit Plans (Continued)

CSG applies sponsor accounting for accounting and reporting for defined benefit pension plans. The Company and other CSG entities participate in and contribute to the same plan and the assets held by the plan are not restricted or segregated and can be used to provide benefits to employees of any of the participating CSG entities. The Company has been designated to be the sponsor of the plan and records all liabilities.

Contributions to the Qualified Plan are made as required by the Internal Revenue Code and applicable law but not in excess of the amounts deductible by the Company for income tax purposes.

The Company also sponsors a savings and retirement plan, which is a defined contribution plan, with both a savings and a retirement component. All employees are eligible to participate in the savings component. In addition, individuals employed before January 1, 2000 who do not accrue benefits under the Qualified Plan and employees hired on or after January 1, 2000 participate in the retirement component and receive a retirement contribution. For the year ended December 31, 2013, the retirement contribution ranged from $3,000 to $10,000, determined based on an employee's base salary up to the IRS compensation limit, which was $255,000 in 2013.

The Company also provides a non-contributory, non-qualified, unfunded plan (the "Supplemental Plan"), which provides benefits to certain senior employees and Qualified Plan participants whose benefits may be limited by tax regulations. Benefits under these pension plans are based on years of service and employee compensation.

Other Post-Retirement Plans

The Company provides certain subsidized unfunded health-care benefits for eligible retired employees (the "Other Plans"). Employees hired prior to July 1, 1988 become eligible for these benefits if they meet minimum age and service requirements. The plan sponsor has the right to modify or terminate these benefits. As of December 31, 2013, the aggregate accumulated postretirement benefit obligation was $188 million.

16. Employee Benefit Plans (Continued)

Amounts Recognized in the Consolidated Statement of Financial Condition

Amounts recognized in the consolidated statement of financial condition as of December 31, 2013 were as follows:

	Qualified	Supplemental and Other
	(In millions)	
Accrued benefit liability	$ (147)	$ (226)
Accumulated other comprehensive loss	196	49
Net amount recognized	$ 49	$ (177)

The following table presents the pre-tax amounts recognized in accumulated other comprehensive loss within the consolidated statement of financial condition as of December 31, 2013:

	Qualified	Supplemental and Other
	(In millions)	
Prior service costs (credits)	$ -	$ (1)
Loss	196	50
	$ 196	$ 49

The estimated prior service costs, and losses that will be amortized from accumulated other comprehensive income into net periodic benefit cost during fiscal year 2014 are as follows:

	Qualified	Supplemental and Other
	(In millions)	
Prior service costs (credits)	$ -	$ (1)
Loss	29	9
	$ 29	$ 8

16. Employee Benefit Plans (Continued)

Benefit Obligation and Plan Assets

The following table reconciles the changes in the projected benefit obligation and the fair value of the plan assets for the Qualified Plan, the Supplemental Plan and the Other Plans. Amounts shown are as of the measurement date, which is December 31, 2013:

	Qualified	Supplemental and Other
	(In millions)	
Change in Benefit Obligation		
Projected benefit obligation as of beginning of period	$ 1,244	$ 240
Service cost	6	1
Interest cost	53	10
Settlements	-	-
Actuarial gain	(100)	(15)
Benefits paid	(68)	(10)
Amendments	-	-
Projected benefit obligation as of the end of period	$ 1,135	$ 226
Change in Plan Assets		
Fair value of assets as of the beginning of period	$ 883	$ -
Actual return on plan assets	123	-
Settlements	-	-
Employer contributions	50	10
Benefits paid	(68)	(10)
Fair value of assets as of the end of period	$ 988	$ -

Assumptions Used in Determining Costs and Obligations

The following table presents the assumptions used in determining the net periodic benefit costs for the Qualified Plan, the Supplemental Plan and the Other Plans for the year ended December 31, 2013:

	For the Year Ended December 31, 2013
Qualified Plan	
Discount rate	4.30%
Rate of compensation increase	4.15%
Expected rate of return(1)	6.75%
Supplemental Plan and Other Plans	
Discount rate	4.30%
Rate of compensation increase	4.15%
Expected rate of return	6.75%

(1) The expected long-term rate of return on plan assets is based on total return forecasts and volatility and correlating estimates. Where possible, similar, if not, related, approaches are followed to forecast returns for the various asset classes. For most asset classes, clearly specified multi-linear regression models to forecast returns are used or reliance is put on traditional models such as dividend discount and fair value models.

16. Employee Benefit Plans (Continued)

The assumptions used in determining the projected benefit obligation for the Qualified Plan and Supplemental Plan and the projected health-care postretirement benefit obligation for the Other Plans as of December 31, 2013 were:

	2013
Projected benefit obligation	
Discount rate	5.10%
Rate of compensation increase	4.00%
Projected health-care postretirement benefit obligation	
Discount rate	5.10%
Rate of compensation increase	4.00%

The assumptions used to determine the benefit obligation as of the measurement date are also used to calculate the net periodic pension cost for the 12-month period following this date. The discount rate is one of the factors used to determine the present value as of the measurement date of the future cash outflows currently expected to be required to satisfy the benefit obligations when due. The assumption pertaining to salary increases is used to calculate the projected benefit obligation ("PBO"), which is measured using an assumption as to future compensation levels.

The expected long-term rate of return on plan assets, which is used to calculate the expected return on assets as a component of the net periodic pension cost, shall reflect the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the PBO. In estimating that rate, appropriate consideration should be given to the returns being earned by the plan assets in the fund and the rates of return expected to be available for reinvestment.

The expected long-term rate of return on plan assets is based on total return forecasts, and volatility and correlation estimates. Where possible similar, if not related, approaches are followed to forecast returns for the various asset classes. For most asset classes clearly specified multi-linear regression models to forecast returns are used, while reliance is put on traditional models in the cases of equities such as dividend discount models and fair value models.

To estimate the expected long-term rate of return on equities a two-stage divided discount model is applied, which considers analyst consensus earnings to compute a market-implied equity risk premium. Dividends are estimated using market consensus earnings and the historical payout ratio. A subsequent scenario analysis is used to stress test the level of the return.

The expected long-term rate of return on fixed income reflects both accruing interest and price returns. The likely long-term relation existing between the total return and certain exogenous variables pre-defined by economic theory are explicitly used, which allows to directly link the fixed income total return forecasts to the macro-forecasts.

16. Employee Benefit Plans (Continued)

The expected long-term rate of return on private equity and hedge funds are estimated by using private equity and hedge fund benchmarks and indices. In both alternative investment classes, a set of factors tends to drive or explain returns. To capture these, multiple linear regression models with lagged returns are utilized. This methodology also lends itself to the fact that these alternative investments tend to be positively correlated with current and lagged stock returns.

The estimate regarding the long-term rate of return on real estate is based on error correction models. The underlying economic models respect both the rental and the capital market side of the direct real estate market. This allows for a replicable and robust forecasting methodology for expected returns on real estate equity, fund and direct market indices.

In determining the accumulated postretirement health-care benefit obligation and the net periodic postretirement costs for 2013, the Company assumed the following:

	Pre-65 Retirees	Post-65 Retirees	Medicare Part D
Obligation - Assumed Health-Care Trend Rates at December 31, 2013			
Initial health care trend rate	8.0%	8.0%	7.5%
Ultimate health-care trend rate	5.0%	5.0%	5.0%
Ultimate trend expected to be achieved	2021	2021	2021
Cost-Assumed Health-Care Trend Rates for the year ended at December 31, 2013			
Initial health care trend rate	8.0%	7.0%	7.0%
Ultimate health care trend rate	5.0%	5.0%	5.0%
Ultimate trend expected to be achieved	2021	2021	2021

Assumed health-care cost trend rates have a significant effect on the amounts reported for the health-care benefits. A 1% change in assumed health-care cost trend rates would have the following effects

	1% increase	1% decrease
	(In millions)	
Effect on benefit obligation at end of year	$ 26	$ (21)
Effect on total of service and interest costs for year	$ 1	$ (1)

16. Employee Benefit Plans (Continued)

Investments

The investment policies and strategies of the Qualified Plan are determined by a committee made up of the Company's senior management. The policy is based on long-term goals and is therefore not frequently revised. The investment goal is to create an asset mix that is adequate for future benefit obligations by creating a diversified investment portfolio, while managing various risk factors and maximizing the Qualified Plan's investment returns through use of related party and external fund managers and clearly defined strategies. Senior management regularly monitors actual allocation compared to the policy. The current asset allocation goal is to achieve an asset mix of approximately 50% in equities; 39% in fixed income securities; 10% in real estate and 1% in cash.

The following table presents the percentage of the fair value of the Qualified Plan assets as of December 31, 2013 by type of asset:

	Qualified Plan
	2013
Asset Allocation:	
Equity securities	50 %
Fixed income securities	32
Real estate	11
Cash	7
Total	100 %

Fair Value of Qualified Plan Assets

The fair values of certain of the Qualified Plan's investments are based on quoted prices in active markets or observable inputs. These instruments include fixed income securities, cash and cash equivalents and equities.

In addition, the Qualified Plan holds financial instruments for which no prices are available, and which have little or no observable inputs. For these instruments the determination of fair value requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is generally determined based on assumptions that market participants would use in pricing the investments (including assumptions about risk). These instruments include investments in fixed income securities, real estate, private equity and alternative investments.

Deterioration of the financial markets could significantly impact the fair value of these financial instruments and the Qualified Plan's net assets and changes in net assets.

16. Employee Benefit Plans (Continued)

Qualified Plan Assets Measured at Fair Value

December 31, 2013	Level 1	Level 2	Level 3	Total at fair value
Assets		(In millions)		
Alternative investments	$ -	$ -	$ 2	$ 2
Cash and cash equivalents	-	72	-	72
Equity	-	496	-	496
Fixed income securities	-	116	195	311
Private equity	-	-	1	1
Real estate	-	-	106	106
Total Qualified Plan assets at fair value	$ -	$ 684	$ 304	$ 988

Qualitative Disclosures of Valuation Techniques

Equities include shares of separately managed funds. The equity securities are generally based on inputs other than level 1 quoted prices that are observable directly or indirectly.

Fixed income securities primarily include investments in separately managed funds and are generally based on inputs other than level 1 quoted prices that are observable directly or indirectly. For fixed income securities for which market prices are not available, valuations are based on yields reflecting the perceived risk of the issuer and the maturity of the security, recent disposals in the market or other modeling techniques, which may involve judgment.

Alternative investments that are not directly quoted on a public stock exchange and/or for which a fair value is not readily determinable, are measured at fair value using net asset value ("NAV") as a practical expedient.

Private equity includes direct investments and investments in partnerships that make private equity and related investments in various portfolio companies and funds, and also fund of funds partnerships. Private equity securities are valued taking into account a number of factors such as the most recent round of financing involving unrelated new investors, earnings multiple analyses using comparable companies or discounted cash flow analyses. Private equity investments in third party managed funds are measured at fair value using the NAV provided by the fund.

Cash and cash equivalents include commingled funds for which fair value is determined based on inputs other than level 1 quoted prices.

Real estate includes indirect real estate, i.e. investments in real estate investment companies, trusts or mutual funds. These investments, which are not directly quoted on a public stock exchange and/or for which a fair value is not readily determinable, are measured at fair value using NAV.

16. Employee Benefit Plans (Continued)

Estimated Future Benefit Payments

The estimated future benefit payments expected to be made by the Qualified Plan, Supplemental Plan and Other Plans are as follows:

	Qualified	Supplemental and Other
	(In millions)	
2014	44	12
2015	53	12
2016	51	13
2017	53	15
2018	69	14
Years 2019-2022	400	87

17. Income Taxes

The Company is included in the consolidated federal income tax return filed by CS Holdings and certain state and local income tax returns filed by CS Holdings and CS USA. CS Holdings allocates federal income taxes to its subsidiaries on a separate return basis, and any state and local income taxes on a pro rata basis, pursuant to a tax sharing arrangement.

As of December 31, 2013, the unrecognized tax benefit was $8 million. There was no change in the Company's unrecognized tax benefit during the year ended December 31, 2013.

The Company is currently subject to ongoing tax audits and inquiries with the tax authorities in a number of jurisdictions. Although the timing of the completion of these audits is uncertain, it is reasonably possible that some of these audits and inquiries will be resolved within 12 months of December 31, 2013. The estimated range of the reasonably possible change in unrecognized tax benefits is a decrease of between $0 and $8 million. The Company remains open to examination from either federal, New York State and New York City jurisdictions for the years 2006 and forward. The Company does not have any proposed settlements outstanding with any taxing jurisdictions and thus does not anticipate any material changes to its consolidated statement of financial condition due to settlements.

17. Income Taxes (Continued)

Deferred tax assets and deferred tax liabilities are generated by the following temporary differences:

	(In millions)
Deferred tax assets:	
Financial instruments	$ 59
Other liabilities and accrued expenses	899
Compensation and benefits	1,612
Total deferred tax assets	2,570
Deferred tax liabilities:	
Financial instruments	4
Investments	26
Other liabilities and accrued expenses	605
Total deferred tax liabilities	635
Net deferred tax asset	$ 1,935

The net deferred tax asset as of December 31, 2013 was $1.9 billion. As of December 31, 2013, the state and local deferred tax asset was $442 million which represents the net deferred tax asset in the consolidated statement of financial condition. The federal deferred tax asset of $1.5 billion is included in other liabilities in the consolidated statement of financial condition. This amount is settled as part of the intercompany settlements subsequent to year end.

No valuation allowance has been recorded for the federal deferred tax asset of $1.5 billion as the amounts were settled through the intercompany accounts. Based on anticipated future taxable income and tax planning strategies that would, if necessary, be implemented, the Company has not recorded a valuation allowance for its net state and local deferred tax assets of $442 million as management believes that the state and local deferred tax assets as of December 31, 2013 are more likely than not to be realized. However, if estimates of future taxable income are reduced, the amount of the state and local deferred tax asset considered realizable could also be reduced.

18. Legal Proceedings

The Company is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses, including those disclosed below. Some of these proceedings have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.

The Company accrues litigation provisions (including estimated fees and expenses of external lawyers and other service providers) and takes a charge to income in connection with certain proceedings when losses, additional losses or ranges of loss are probable and reasonably estimable. The Company reviews its legal proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management's judgment and the advice of counsel. The establishment of additional provisions or releases of litigation provisions may be necessary in the future as developments in such proceedings warrant.

18. Legal Proceedings (Continued)

It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of these matters. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the proceeding, the progress of the matter, the advice of counsel, the Company's defenses and its experience in similar matters, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Factual and legal determinations, many of which are complex, must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceeding.

Most matters pending against the Company seek damages of an indeterminate amount. While certain matters specify the damages claimed, such claimed amount may not represent reasonably possible losses. The Company's aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Company does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of the complexity of the proceedings, the novelty of some of the claims, the early stage of the proceedings and limited amount of discovery that has occurred and/or other factors. The Company's estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for the proceedings discussed below for which the Company believes an estimate is possible is zero to $2.0 billion.

After taking into account its litigation provisions, the Company believes, based on currently available information and advice of counsel, that the results of its legal proceedings, in the aggregate, will not have a material adverse effect on the Company's financial condition. However, in light of the inherent uncertainties of such proceedings, including those brought by regulators or other governmental authorities, the ultimate cost of resolving such proceedings may exceed current litigation provisions and any excess may be material to its operating results for any particular period, depending, in part, upon the operating results for such period.

Research-Related Litigation. Putative class action lawsuits were filed against the Company in the wake of publicity surrounding the 2002 industry-wide governmental and regulatory investigations into research analyst practices, with In re Credit Suisse – AOL Securities Litigation, filed in the US District Court for the District of Massachusetts, being the remaining outstanding matter. The case was brought on behalf of a class of purchasers of common shares of the former AOL Time Warner Inc. (AOL) who have alleged that the Company's equity research coverage of AOL between January 2001 and July 2002 was false and misleading. In January 2012, the district court granted summary judgment in favor of the defendants upon its determination to preclude a plaintiff expert witness. In May 2012, the court denied the plaintiffs' motion for reconsideration. In November 2012, the plaintiffs filed an appeal and in January 2013, the defendants filed an opposition to plaintiffs' motion. On February 4, 2013, plaintiffs filed their reply brief and oral argument on the appeal was held on March 6, 2013.

Enron-Related Litigation. Two Enron-related actions remain pending against the Company and certain of its affiliates, both in the US District Court for the Southern District of Texas. In these actions, plaintiffs assert they relied on Enron's financial statements, and seek to hold the defendants responsible for any inaccuracies in Enron's financial statements.

18. Legal Proceedings (Continued)

NCFE-Related Litigation. Starting in early 2003, investors in the now-bankrupt National Century Financial Enterprises ("NCFE") brought numerous lawsuits against a number of defendants, including the Company as placement agent for notes and preferred stock. Those lawsuits were consolidated in federal court in the Southern District of Ohio ("SDO") for pre-trial purposes. On March 2, 2012, the SDO granted in part and denied in part the Company's summary judgment motion to dismiss $1.8 billion in NCFE noteholder claims. Although the SDO dismissed the noteholders' negligent misrepresentation and certain other claims, the SDO allowed all $1.8 billion in claims to continue on various grounds such as fraud, aiding and abetting fraud and/or conspiracy. In October 2012, the SDO granted the Company's summary judgment motion to dismiss the case brought by the holder of $12 million of NCFE preferred stock; the plaintiff appealed that decision. On October 23, 2013, the US Court of Appeals for the 6th Circuit affirmed the granting of summary judgment. The $1.8 billion in noteholder claims were transferred to federal court in the Southern District of New York ("SDNY") for trial. On March 13, 2013, the Company and these noteholders agreed to settle all claims.

Refco-Related Litigation. In March 2008, the Company was named, along with other financial services firms, accountants, lawyers, officers, directors and controlling persons, as a defendant in an action filed in New York State court (later removed to the Southern District of New York) by the Joint Official Liquidators of various SPhinX Funds and the trustee of the SphinX Trust, which holds claims that belonged to PlusFunds Group, Inc. (PlusFunds), the investment manager for the SPhinX Funds. The operative amended complaint asserted claims against the Company for aiding and abetting breaches of fiduciary duty and aiding and abetting fraud by Refco's insiders in connection with Refco's August 2004 notes offering and August 2005 IPO. Plaintiffs sought to recover from defendants more than $800 million, consisting of $263 million that the SphinX Managed Futures Fund, a SPhinX fund, had on deposit and lost at Refco, several hundred million dollars in alleged additional "lost enterprise" damages of PlusFunds, and pre-judgment interest. In November 2008, the Company filed a motion to dismiss the amended complaint. In February 2012, the court granted in part and denied in part the motion to dismiss, which left intact part of plaintiffs' claim for aiding and abetting fraud. In August 2012, the Company filed a motion for summary judgment with respect to the remaining part of plaintiffs' aiding and abetting fraud claim. In December 2012, the court granted the motion, thus dismissing the Company from the case. The court has not yet issued a final judgment as to the Company and the dismissal of the claims against the Company will be subject to appeal.

Mortgage-Related Matters. The Company and certain of its affiliates have received requests for information from certain regulators and/or government entities regarding the origination, purchase, securitization and servicing of subprime and non-subprime residential mortgages and related issues. The Company and its affiliates are cooperating with such requests.

In November 2012, the Company and certain of its affiliates settled an administrative proceeding with the US Securities and Exchange Commission ("SEC"), which involved potential claims against them relating to settlements of claims against originators involving loans included in a number of their securitizations, by agreeing to pay approximately $120 million. This settlement also covered allegations with respect to two residential mortgage-backed securities ("RMBS") issued in 2006 that the Company and such affiliates made misstatements in SEC filings regarding when they would repurchase mortgage loans from trusts if borrowers missed the first payment due. The Company and such affiliates agreed to an order, without admitting or denying the allegations, requiring them to cease and desist from violations of Section 17(a)(2) and (3) of the Securities Act of 1933 and requiring one such affiliate to cease and desist from violations of Section 15(d) of the Securities Exchange Act of 1934. A separate possible action, which involved

18. Legal Proceedings (Continued)

potential claims against the Company relating to due diligence conducted for two mortgage-backed securitizations and corresponding disclosures, formally was closed by the SEC, without any enforcement action, on November 19, 2012.

Following an investigation, in November 2012, the New York Attorney General, on behalf of the State of New York, filed a civil action in the Supreme Court for the State of New York, New York County ("SCNY") against the Company and affiliated entities in their roles as issuer, sponsor, depositor and/or underwriter of RMBS transactions prior to 2008. The action, which references 64 RMBS issued, sponsored, deposited and underwritten by the Company and its affiliates in 2006 and 2007, alleges that the Company and its affiliates misled investors regarding the due diligence and quality control performed on the mortgage loans underlying the RMBS at issue, and seeks an unspecified amount of damages. On December 18, 2013, the New Jersey Attorney General, on behalf of the State of New Jersey, filed a civil action in the Superior Court of New Jersey, Chancery Division, Mercer County, against the Company and affiliated entities in their roles as issuer, sponsor, depositor and/or underwriter of RMBS transactions prior to 2008. The action, which references 13 RMBS issued, sponsored, deposited and underwritten by the Company and its affiliates in 2006 and 2007, alleges that the Company and its affiliates misled investors and engaged in fraud or deceit in connection with the offer and sale of RMBS, and seeks an unspecified amount of damages. Both actions are at early procedural points.

The Company and/or certain of its affiliates have also been named as defendants in various civil litigation matters related to their roles as issuer, sponsor, depositor, underwriter and/or servicer of RMBS transactions. These cases include class action lawsuits and putative class action lawsuits, actions by individual investors in RMBS, actions by monoline insurance companies that guaranteed payments of principal and interest for certain RMBS, and repurchase actions by RMBS trusts or investors on behalf of trustees. Although the allegations vary by lawsuit, plaintiffs in the class and putative class actions and individual investor actions generally allege that the offering documents of securities issued by various RMBS securitization trusts contained material misrepresentations and omissions, including statements regarding the underwriting standards pursuant to which the underlying mortgage loans were issued; monoline insurers allege that loans that collateralize RMBS they insured breached representations and warranties made with respect to the loans at the time of securitization; and repurchase action plaintiffs generally allege breached representations and warranties in respect of mortgage loans and failure to repurchase such mortgage loans as required under the applicable agreements. In addition, a number of other entities have threatened to assert claims against the Company and/or its affiliates in connection with various RMBS issuances, and the Company and/or its affiliates have entered into agreements with some of those entities to toll the relevant statutes of limitations.

19. Subsequent Events

The Company has evaluated the potential for subsequent events from December 31, 2013 through the date of issuance of the consolidated statement of financial condition on February 28, 2014.

In January 2014, CS USA renewed their lease for office facilities in New York City and subsequently subleased the space to the Company for the lease term of 20 years.

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5 and Commodity Futures Trading Commission Regulation 1.16

Member of
Credit Suisse Securities (USA) LLC and Subsidiaries:

In planning and performing our audit of the consolidated financial statements of Credit Suisse Securities (USA) LLC and Subsidiaries (the Company) (a wholly-owned subsidiary of Credit Suisse (USA), Inc.) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17;
2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2013, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Company's Member, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., National Futures Association, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2014